

the world won't wait

EAT•N

Eaton Corporation
2007 Annual Report

ABOUT THE COVER

The demand for electricity—to light our cities, to power our businesses, to take us where we want to go—is expected to double by 2030. Eaton is ahead of the curve, helping our customers reduce their power usage while ensuring they have the safe, reliable electricity they need to grow.

Eaton Corporation is a diversified industrial manufacturer with 2007 sales of $13.0 billion. Eaton is a global leader in electrical systems and components for power quality, distribution and control; fluid power systems and services for industrial, mobile and aircraft equipment; intelligent truck drivetrain systems for safety and fuel economy; and automotive engine air management systems, powertrain solutions and specialty controls for performance, fuel economy and safety. Eaton has 64,000 employees and sells products to customers in more than 140 countries. For more information, visit www.eaton.com.

Many people talk about how fast the world is changing.
At Eaton, we're doing something about it.

We continue to evolve—
and expand our capabilities—
to help our customers move ahead

faster,
smarter
and more responsibly.



We provide solutions for a world that won't wait.

FINANCIAL HIGHLIGHTS


NET SALES
(Billions of dollars)
7.8
9.5
10.9
12.2
13.0
2003
2004
2005
2006
2007


OPERATING EARNINGS PER COMMON SHARE (Dollars)
2.72
4.30
5.38
6.39
6.90
2003
2004
2005
2006
2007


CASH FLOW FROM OPERATIONS
(Millions of dollars)
874
838
1,135
1,431
1,161
2003
2004
2005
2006
2007


(Percentage)
25.9
29.1
36.0
30.5
34.9
2003
2004
2005
2006
2007

	AS REPORTED		ON AN OPERATING BASIS	
	2007	2006	**2007**	2006
(Millions except for per share data)				
Continuing operations				
Net sales	$13,033	$12,232	$13,033	$12,232
Income before income taxes	1,041	969	1,105	1,009
Income after income taxes	$ 959	$ 897	$ 1,001	$ 924
Income from discontinued operations	35	53	35	53
Net income	$ 994	$ 950	$ 1,036	$ 977
Net income per Common Share assuming dilution				
Continuing operations	$ 6.38	$ 5.87	$ 6.66	$ 6.04
Discontinued operations	.24	.35	.24	.35
	$ 6.62	$ 6.22	$ 6.90	$ 6.39
Average number of Common Shares outstanding assuming dilution	150.3	152.9		
Cash dividends paid per Common Share	$ 1.72	$ 1.48		
Total assets	$13,430	$11,417		
Total debt	3,417	2,586		
Shareholders' equity	5,172	4,106		

Results on an "operating basis" exclude pretax charges for acquisition integration actions of $64 in 2007 ($42 after-tax, or $.28 per Common Share) and $40 in 2006 ($27 after-tax, or $.17 per share).

COMPANY STOCK PERFORMANCE


$300
$250
$200
$150
$100
$ 50
$ 0
Eaton
S&P 1500 Industrial Machinery Index
S&P 500 Index
2002
2003
2004
2005
2006
2007

The above graph compares the cumulative total shareholder return for the five years ending December 31, 2007 for Eaton Common Shares, the S&P 1500 Industrial Machinery Index, and the S&P 500 Index. These figures assume all dividends are reinvested when received, and are based on $100 invested in Eaton Common Shares on December 31, 2002.

an integrated diversification strategy
FOR A CHANGING WORLD



To Our Shareholders:

Eaton's integrated diversification strategy is working, helping us to deliver record revenues and earnings for the seventh year in a row. We are tremendously proud of that accomplishment, especially given the challenges of a business environment in which financial and economic volatility have become household words.

We entered 2007 facing a stiff headwind, as North American heavy-duty truck markets were projected to decline by more than 40 percent due to the changes in the U.S. diesel emissions standards. That management challenge became even tougher as the year went on as generally upbeat economic forecasts fell under the dark cloud of a credit crisis in global markets.

Despite these hurdles, Eaton continued to deliver outstanding performance, demonstrating the effectiveness of our business model throughout all phases of the economic cycle. As the world continues to change, the implications are clear: Businesses must become more nimble and have a broad base of diversification. At Eaton, that's exactly the kind of company we've become.

OUR RESULTS SPEAK FOR THEMSELVES

We continued to significantly outgrow our end markets in 2007, setting new all-time records in both revenues and profitability. For the first time in Eaton's modern history, Eaton's profits increased in a year in which the North American heavy-duty truck business declined. During the year, North American heavy-duty truck markets declined by a whopping 44 percent while our fully diluted EPS grew by 6 percent.

Among the year's financial and operating highlights:

- Our sales surpassed $13 billion for the first time in our history, growing by 7 percent.
- For the seventh consecutive year, our revenue growth outpaced the growth in our end markets—by $235 million in 2007.
- We completed or announced 11 acquisitions during the year—primarily in our Electrical and Fluid Power businesses.
- We increased operating earnings per share by 8 percent to a record $6.90.
- We generated $1.16 billion in cash from operations.
- We increased our dividend by 10 percent, and then again increased our dividend by 16 percent early in 2008.
- We repurchased $340 million of our stock.
- We delivered a 22 percent return on shareholders' equity, again placing our return near the top of diversified industrial companies.
- And our all-in shareholder return was 31.5 percent!

This performance is not the result of a one-time event or a simple turn of good fortune. It is the product of a long-term strategy—and the hard work and dedication of a team of employees who live and breathe that strategy every day.

EATON IS A COMPANY THAT NEVER STANDS STILL.

DIVERSIFICATION IS PAYING OFF

Since this decade began, Eaton has been on a mission to achieve diversification across three key dimensions: business balance, geographic balance and balance through the three phases of the economic cycle. That difficult groundwork paid off handsomely in 2007 as we continued to move closer to our targets:

Business Balance

As a result of our organic growth initiatives and success with targeted acquisitions, approximately 70 percent of our revenues are now concentrated in the higher-growth electrical and fluid power industries. Our announced acquisitions of The Moeller Group and Phoenixtec, which are expected to close in early 2008, will move this balance ever closer to 75 percent of total revenues in 2008.

WE'RE FOCUSING ON HIGH-GROWTH MARKETS


17%
33%
19%
31%
13%
16%
34%
37%
2000 SALES
2007 SALES
Electrical
Automotive
Fluid Power
Truck

Geographic Balance

In 2007, for the first time, approximately 50 percent of Eaton's revenues were driven by economies outside the United States. Never before has this global balance been more important. During 2008, when the U.S. economy is expected to underperform international economies, our acquisitions of The Moeller Group and Phoenixtec will further expand our base of international revenues to approximately 55 percent.

Balance Through the Economic Cycle

We have balanced our business portfolio to ensure that we have large globally capable businesses that afford Eaton the opportunity for consistent performance throughout the economic cycle. In 2007, we achieved balance in our portfolio with approximately one-third of our businesses being early-cycle, one-third mid-cycle and one-third late-cycle businesses.

INTEGRATED POWER

Diversification is not enough to build an enterprise capable of sustainable earnings growth on its own. And that is where the Eaton Business System provides unique value in our overall strategy. Now in its eighth year of implementation, EBS continues to provide the disciplined set of processes and tools that ensure organization-wide alignment and compliance, rapid recognition and transfer of best practices, the framework for successful and rapid integration of acquisitions, and the framework and resources to help our employees focus upon continuing learning and career development.

In a global environment of higher energy costs, rising emissions standards and the search for alternative energy sources, Eaton remains focused upon power management—the efficient, safe and sustainable applications of electrical, fluid and mechanical power. From a technology point of view, Eaton is increasingly well-positioned in the sweet spot of activity with our customers.

BUILDING ON STRENGTHS

We made exciting progress in enriching our technological strengths and extending our geographic reach during 2007. The continued environment of high energy prices, the increased focus upon sustainable business strategies and the pace of global growth make our progress in each of these dimensions all the more important for our customers.

Our Electrical Group has emerged as Eaton's largest business, notching a successful year in many dimensions. We completed or announced eight acquisitions:

- Power Products Ltd., bolstering our service capabilities in the Czech Republic.
- SMC Electrical Products, Inc.'s industrial medium-voltage-drive business to expand our power distribution and control assemblies portfolio.
- Aphel and Pulizzi to expand our capabilities in power distribution units for the power quality market.
- MGE's small systems business to strengthen our low-end uninterruptible power supply (UPS) products capabilities and expand our European distribution channels.

WE'RE EXPANDING OUR GLOBAL PRESENCE


39%
61%
50%
50%
2007 SALES BY PRODUCTION
2007 SALES BY FINAL DESTINATION
U.S.
International

We are constantly evolving to meet our customers' needs — and today's market realities.

- Babco to expand our capabilities serving the fast-growth oil sands industry in Canada.
- The Moeller Group to expand our International Electrotechnical Commission (IEC) product offerings and European distribution channels.
- Phoenixtec Power Company Ltd. to strengthen our global UPS business and significantly strengthen our channels in Taiwan, China and Eastern Europe.

Together, the small-business-systems business of MGE, The Moeller Group and Phoenixtec Power Company represents a major addition to the strategic capabilities of our Electrical Group.

At the same time, our electrical team continued to capitalize upon the strong non-residential construction markets in North America, successfully introducing our FlashGard™ technologies into motor control centers and switchgear. The strong demand for more power-efficient technologies made receptive markets for our industry-leading energy-efficient new line of UPS equipment. And our vacuum interrupter-based medium voltage technologies hit the mark as the green alternative to more traditional arc interruption technologies employed by many of our competitors.

In Fluid Power, our aerospace business continues to grow briskly, driven by many introductions of new commercial, business, general and military aircraft. Eaton is now a major supplier of hydraulics, pneumatic and fuel systems on commercial and military aircraft. Our fuel systems capabilities were enriched by the addition of Argo-Tech, which we acquired early in 2007. Eaton's development and commercialization of hydraulic hybrid technologies continues to win important new contracts with our customers. The addition of Arrow Hose and Tubing has broadened our fluid conveyance capabilities and access to rapidly growing food and beverage end markets.

Increasing emissions, fuel economy and safety regulations provide important marketplace demand for our truck and automotive businesses. Eaton's industry-leading diesel-electric powertrains for commercial vehicles are now in use in Asia, North America and Europe. Our innovative new-generation superchargers are redefining the rules in air boosting for both gasoline and diesel engines. And our acquisition of the fuel components division of Saturn Electronics & Engineering, Inc. broadens our fuel vapor emissions-control capabilities.

RAISING THE STAKES

Volatility opens new opportunities but at the same time can cause hesitation—the understandable hesitation that emerges from a lack of certainty in the environment around us. While we appreciate the increased risk that accompanies volatility, we remain confident of the fundamental capabilities of our enterprise and our strategy for success.

Convinced of our plan—and confident in our people—we concluded that December 2007 was the right time for Eaton to take the next significant step in our evolution. That step was the bold simultaneous announcement to commit $2.5 billion to acquire The Moeller Group and Phoenixtec Power Company. These two acquisitions fundamentally reposition our electrical business as a leader in both global distribution and control and power quality, with a significantly enhanced product portfolio and geographic reach. The addition of approximately $1.9 billion of incremental revenues in 2008 and some 14,000 new employees also dramatically changes the size of our enterprise.

OUR BUSINESSES ARE BALANCED THROUGH THE ECONOMIC CYCLE



26%
NO CYCLE
$2.2 BILLION IN REVENUES
Auto, Electrical Service, Defense, Filtration
35%
LATE
$3.0 BILLION IN REVENUES
Commercial Aerospace & Nonresidential Construction
18%
MID
$1.6 BILLION IN REVENUES
Hydraulics & Medium Duty Truck
21%
EARLY
$1.8 BILLION IN REVENUES
Residential Electric, NAFTA Class 8 Trucks
2007 U.S. SALES

MAINTAINING OUR VALUES

Eaton's rapid and steady growth brings with it exciting new challenges and opportunities for our customers, our employees, our suppliers and the communities in which we do business. While change is an undeniable partner to growth, we remain fully committed to our overall philosophy of doing business right.

Every day the 64,000 Eaton employees around the world make individual decisions that strengthen our reputation and send an important and consistent message to our partners about doing business right—everywhere we do business. This demonstration of our core values is as fundamental to Eaton as our name, and will continue to be one of the strongest ways we differentiate our company to our many stakeholders and the world.

As you read this year's annual report and reflect on its title, "The World Won't Wait," know that you have our commitment that we will continue to move forward swiftly, responsibly and in a more focused manner than ever on delivering superior performance to our customers and shareholders alike. On behalf of our entire Eaton team, thank you for your continued support.

Alexander M. Cutler

Alexander M. Cutler
Chairman and Chief Executive Officer

Eaton helps customers manage power, so buildings, airplanes, trucks, cars and machinery can do more while consuming fewer resources. We deliver the power inside hundreds of products that are helping to answer the demands of today's fast-changing world.

The world woke up this morning. And it was hungry.

For more energy. For greater efficiency.

Across our business lines,

It's a good thing, too.



For a competitive edge.

Eaton is answering the call on the first ring.

Because there are only 24 hours in a day.

And there's only one world.

shine


power
up

MORE DATA, LESS DRAIN
In the U.S., data centers consumed more than 61 billion kilowatt hours of electricity in 2007—roughly equal to 5.8 million households. New technologies from Eaton help businesses reduce this demand, while increasing power quality and reliability.

All across the world today, consumers are raising their sights—and businesses are elevating their expectations. Eaton people are responding more swiftly than ever to meet these heightened needs, helping our customers to stay out in front of their markets—and keep one step ahead of a world that won't wait.

POWERING GREENER BUILDINGS AND BUSINESSES

Eaton's Electrical Group is a leading provider of power quality, distribution and control solutions that increase energy efficiency and improve power quality, safety and reliability.

Our PowerChain Management® solutions offer a growing portfolio of "green" products and services, such as energy audits and real-time energy consumption monitoring. Eaton's Uninterruptible Power Supply (UPS), variable-speed drives and lighting controls help conserve energy and increase efficiency.

In fact, Eaton's electrical solutions can contribute up to 40 percent of the total credit points that building owners need to achieve Leadership in Energy and Environmental Design (LEED) certification. We're putting those same products to work in our Electrical Group's headquarters



Delivering more reliable electric power—for less.

expansion in Pittsburgh, opening in 2008.

Among our recent innovations: Eaton's award-winning Powerware® 9395 UPS and Powerware BladeUPS® systems reduce the energy costs of data centers through industry-leading efficiency. During 2007, these systems contributed to a more than 30 percent increase in total sales in Russia and the Commonwealth of Independent States (CIS) alone.

Late in the year, we completed our purchase of Schneider Electric's MGE Office Protection Systems business, expanding Eaton's power quality leadership. We also announced plans to acquire The Moeller Group in Europe and Phoenixtec Power Company Ltd. in the Asia-Pacific region. These deals will enhance our Power Distribution & Control and Power Quality businesses, expand our global reach and increase our annual sales by $2.5 billion.

LISTENING TO THE VOICE OF OUR CUSTOMERS

Eaton's Electrical Group collaborates closely with customers and industry partners to accelerate the development of new products. For example, together with leading utility, petroleum and forest products companies, we launched our new

drive a new

NEXT-GENERATION TRANSPORTATION
Eaton is driving the development of new technologies—from hybrid drivetrains and emission control systems to advanced engine components—that reduce fuel consumption and emissions in trucks and cars.

global standard FlashGard™ Motor Control Center that reduces maintenance downtime, injuries and damage from hazardous electrical arc flashes.

Working with global communications companies, we also developed a small, reliable and efficient power system that enables telecom and data services to be delivered to customers in remote geographies where power is often scarce or unstable.

EXPANDING OUR HYBRID TECHNOLOGY LEADERSHIP

Demand continues to surge for Eaton's hybrid power system technologies, which increase the fuel efficiency of commercial vehicles up to 60 percent and significantly reduce emissions. In the U.S., we're developing hybrid trucks for Coca-Cola, FedEx, Pepsi Bottling, UPS, Wal-Mart and others, and more than 70 percent of the vehicles at the 2007 Hybrid Truck Users Forum were all "powered by Eaton."

Using our technology, International Truck & Engine Corporation launched the first commercially available diesel-electric hybrid-powered truck in the fall of 2007. Freightliner, Peterbilt, Kenworth and DAF will follow suit in 2008. Additionally, we've partnered with PACCAR to accelerate the development of diesel-electric

Idea

Leading the way to cleaner, more efficient vehicles.

hybrid technology for Class 8 heavy-duty trucks, expected to go into production in late 2009.

We're expanding our hybrid efforts globally, too, working with vehicle manufacturers in South America, Europe and Asia. In partnership with Beiqi Foton Motor Company, we delivered 30 hybrid diesel-electric transit buses for use in Guangzhou, China, in January 2008.

During the first quarter of 2008, a fleet of 12 Peterbilt refuse trucks equipped with our HLA® hybrid hydraulic technology will go into service in Texas and Colorado. Eaton HLA systems recover energy normally wasted through braking, improving fuel efficiency by 15 to 30 percent. Commercial production is targeted for later in the year.

POWERING CLEANER, MORE EFFICIENT VEHICLES

Eaton is also working with customers to manufacture more environmentally friendly cars and trucks through a variety of other means:

- We're developing exhaust aftertreatment technology to help commercial vehicle makers meet stricter global emissions requirements. Eaton's unique Selective Catalytic Reduction process does not use urea, eliminating the industry's need to build a costly infrastructure system.


soar
above

HIGHER EXPECTATIONS
We continue to expand our aerospace solutions and services to meet the needs of new aviation platforms, including the high-flying light jet and very light jet markets.

- Working with vehicle makers in Brazil, we've designed engine valves that optimize the performance of flexible-fuel engines, helping to speed the adoption of biofuel-powered vehicles.
- Eaton superchargers continue to win support from Toyota, Volkswagen, General Motors and other manufacturers who seek to pack more power into smaller engines.
- We're designing next-generation valves for new energy-efficient engines, including direct-engine gas and consumer diesel models. Eaton Crutonite® valves save money and resources by halving the nickel content of traditional designs.

"MORE ON BOARD" FUELS AEROSPACE GROWTH

In today's global economy, businesses depend on efficient air transportation. In fact, one of the world's leading aerospace companies predicts that air passenger traffic will rise 5 percent—and cargo traffic will rise 6.1 percent—annually for the next two decades, creating significant demand for new planes.

Eaton continues to excel in this arena by collaborating with major aerospace manufacturers and providing integrated systems solutions for their needs. We help our customers design more efficient aircraft, accelerate their manufacturing



Accelerating the growth of new aviation platforms.

processes, and provide service and maintenance support. We enhance their speed and efficiency through cooperative programs such as Europe's SPACE supply-chain alliance.

Sales in our aerospace business grew by more than 23 percent in 2007, driven in part by growing contracts for hydraulic power generation, fluid, fuel, air conveyance and other systems on both the Airbus A380® and Boeing 787 Dreamliner,™ the commercial airline industry's two largest programs.

Our light jet and very light jet business also grew, propelled by the increasing demand for personal business jet travel and "air taxi" services. Our major customers in this market include Bombardier, Cessna, Eclipse and Embraer. The four-seat Embraer Phenom 100™ is scheduled to launch commercially in 2008, and we've also been selected to provide hydraulic power for the nine-passenger Phenom 300.™

STRATEGIC ACQUISITIONS EXPAND OPPORTUNITIES
Key acquisitions have enabled us to diversify our Aerospace Operations—and accelerate our growth. In 2005, we significantly enlarged our fuel system business by acquiring Cobham Aerospace's


channel
your

BUILDING ON OUR STRENGTHS
Our hydraulics business combines localized service and support with an innovative portfolio of fluid power solutions to answer the needs of global infrastructure projects, including locks, canals and dams.

Fluid and Air Division. We expanded our presence in 2007 by purchasing Argo-Tech, enabling us to provide complete aerospace fuel system solutions—moving fuel from underground fuel tanks to aircraft engine combustion chambers.

As a result of this capability, we were selected in 2007 to supply the integrated fuel system for the new Sikorsky® CH-53K military heavy-lift helicopter, adding to hydraulic power generation and fluid conveyance system contracts we had won earlier in the year. Combined, these contracts are expected to exceed $160 million in business over approximately 12 years.

ENHANCING OUR SPEED AND RESPONSIVENESS

Eaton's hydraulic systems move the world, delivering efficient and reliable fluid power for hundreds of growing applications.

Our broad geographic reach and wide-ranging expertise enable us to respond quickly to customer needs anywhere in the world—from providing cost-effective control of mobile cement mixers in China to designing sophisticated diagnostic hydraulic valves for a leading European windpower manufacturer.

JCB India, which manufactures construction equipment, recognized Eaton's responsiveness

energy

Answering the local needs of global markets.

and technical innovation in 2007 by awarding us its "Best Supplier Award for Outstanding Efforts in Cost Reduction" for designing customized steering control units for its heavyweight loader backhoes, manufactured in Delhi NCR.

During the year, our hydraulics business also demonstrated its ability to respond quickly to market trends, combining the right products and manufacturing capacity to meet the surging demand for agricultural machinery, driven in part by the use of biofuels as an alternative fuel source.

We've been equally responsive at sea, supplying the large-bore cylinders needed for offshore oil and gas exploration. Eaton's Synflex® specialty tubing products are also being used to explore for oil resources deeper than ever before—safely, efficiently and expediently.

SHARPENING OUR COMPETITIVE EDGE WORLDWIDE
To increase Eaton's speed and responsiveness, we are building two new technical centers in Pune, India, and Suzhou, China. These centers will not only enhance our ability to design and develop products geared specifically for Asian markets, but they will also support the growth of our operations worldwide.

ENVIRONMENTAL, HEALTH & SAFETY PERFORMANCE

Committed to World-Class EHS Performance

Protecting the environment and our people is among Eaton's highest priorities. It is a deep responsibility shared throughout our organization, as we strive to achieve world-class environmental, health and safety (EHS) performance.

We don't believe in regional trade-offs or ethical compromises. Applying the principles of MESH—a global Management System of Environment, Safety, Security and Health launched in 2005—we adhere to the same high standard of excellence at all our facilities across the globe.

These requirements include mandatory ISO 14001 certification, an international environmental management standard that we have successfully pursued at all our manufacturing plants, including those we acquire, since 2000. Our Truck business has also earned OHSAS 18001 certification for health and safety excellence.

During 2007, we expanded our EHS programs and participation, helping to drive improvements across all of our key metrics (see pages 20 and 21 for data and discussion). Among the year's achievements:

- Consistent with our goals, we decreased global greenhouse gas (GHG) emissions by 9.2 percent, indexed for sales. As a member of the Business Roundtable's Climate RESOLVE initiative, Eaton has pledged to reduce our GHG emissions by 18 percent, indexed for sales, by 2012.
- Through aggressive waste management—including *integrating EHS into our Lean Six Sigma process improvement efforts*—we reduced the amount of total waste generated by our global operations by 10.5 percent, indexed for sales, compared to 2006 levels.
- We improved our employee health and safety performance, reducing both the number of work-related injuries or illnesses at our facilities (Total Recordable Case Rate) by 25 percent, as well as the number of injuries or illnesses that required one or more days away from work (Days Away Case Rate) by 16 percent.

In addition, we expanded our involvement in voluntary government programs designed to promote leadership in environment, health and safety. Four Eaton plants are enrolled in the U.S. EPA's Performance Track program. Eleven of our plants in the U.S. and Mexico participate in OSHA's Voluntary Protection Program (VPP), 10 of which have achieved STAR recognition.


rising

EVERYWHERE THE WIND BLOWS. From the desert to the ocean, Eaton's hydraulic systems help keep wind turbines turning—and generating clean, renewable energy—in the harshest environments. The proven reliability of our products combined with our global manufacturing capabilities enable us to keep pace with the fast-growing supply demands of wind turbine manufacturers all over the world, as we provide the local service they need to maximize uptime for their customers.

During the year, four of our plants in Mexico earned certification or recertification in the country's prestigious Industria Limpia (Clean Industries) program that recognizes outstanding environmental performance by firms doing business in the region.

Eaton's Vision for Carbon-Neutral Manufacturing

For many years, Eaton's electrical business has been helping the world to design and build more energy-efficient workplaces and office buildings (see "Powering Greener Buildings and Businesses" on page 8). Applying that expertise, we've set out to achieve an even more ambitious goal—*to design a carbon-neutral manufacturing plant.*

The program, known as the Vision Project, is part of Eaton's commitment to the Business Roundtable's S.E.E. (Social, Environmental, Economic) Initiative, which seeks to promote understanding and adoption of sustainable growth strategies throughout the business community.

In the future we will work to incorporate many of our own products, as well as other feasible leading-edge technologies—such as renewable solar and wind energy—into our plant designs to help reduce energy consumption and greenhouse gas emissions. We will share the blueprint with our customers and other companies to advance a model for sustainable manufacturing worldwide.

The first phase of the Vision Project, scheduled for completion in early 2008, will include a preliminary template for sustainable manufacturing plant design. This template will become one of the foundations of our future EHS efforts, and help us to shape our implementation strategy for meeting our Business Roundtable Climate RESOLVE goal of reducing GHG emissions by 18 percent, indexed for sales, by 2012.

EHS Success Story: Shenandoah, Iowa

To help us meet our Climate RESOLVE goal, we've been conducting exhaustive energy audits of our existing facilities—and identifying conservation opportunities—working in tandem with Eaton's Electrical Solutions Center, and external consultants such as Summit Energy in Latin America and Europe and Carbon Trust in the U.K.

In addition, we've integrated EHS into Eaton's Lean Six Sigma process-improvement program. This "sustainable mindset" has created significant new opportunities at each of our plants for waste and energy reduction, cost savings and other business efficiencies. When uncovered, these opportunities are shared across our businesses, multiplying the benefits.

These efforts—combined with training and education of plant personnel—have contributed to significant performance improvements at many of our facilities. Our truck transmission plant in Shenandoah, Iowa, was an EHS leader in 2007, demonstrating the social, environmental and economic potential of our programs. Among the plant's initiatives and results:

- By replacing high-pressure sodium lighting with new reduced wattage metal halide bulbs and ballasts, the plant was able to improve lighting efficiency in the facility, creating a cleaner, brighter working environment, and saving more than 480,000 kilowatt hours of electricity per year. In addition to eliminating an estimated 400 metric tons of GHG emissions, the lighting upgrade will save the plant approximately $28,000 a year.
- Introducing new endothermic gas injection technology and equipment, our Shenandoah Lean-EHS team eliminated process-gas venting from a manufacturing process, saving approximately 20 million cubic feet of natural gas per year, and reducing GHG emissions by an estimated 549 metric tons. The program is also expected to save $96,500 a year, lowering our production costs. As a result of this success, we're evaluating applying the technology at other Eaton plants.
- By modifying its exhaust ductwork, the facility was able to divert and recover "lost" heated air generated by the building's compressors, redirecting that heat back into the plant and its loading dock area in colder weather. The project will reduce the facility's GHG emissions by an estimated 385 metric tons annually, and decrease its heating costs by $50,000 or more a year.

BUILDING A "SUSTAINABLE" MARKET ADVANTAGE

Sustainability has always been at the heart of Eaton's products, since we help our customers use electrical, fluid and mechanical power more efficiently. Increasingly, that heritage and reputation have become a marketing advantage as customers seek to partner with us to develop more efficient—and productive—products and services.

For example, Eaton has a long relationship with the EPA and other governmental agencies in developing hybrid technologies to increase efficiency and reduce emissions in commercial vehicles.

In late 2007, we announced a new partnership with Western Michigan University to contribute in adapting hydraulic hybrid drive system technology for use in U.S. Army vehicles, enabling them to be in the field longer without refueling. Development is being led by Eaton's Innovation Center, which is dedicated to identifying and developing advanced technologies and applications to address customer needs.

Increasingly our customers are involved in this design process, joining us in innovation summits and other collaborative working sessions, leveraging our joint knowledge. Working with top retailers, for example, we continue to deliver new electrical products and solutions to increase energy efficiency and reduce their environmental footprints.

Among these: Our Integrated Facilities Systems (IFS) decrease the floor space required for in-store electrical systems by 40 percent—and dramatically reduce the time, cost, raw materials (including copper and steel), packaging and waste associated with traditional electrical system installations.

- Through a value-stream analysis, the facility identified a transmission pre-wash unit that could be eliminated, reducing the plant's water consumption by 33 percent and cutting GHG emissions by an estimated 816 metric tons per year. The action also will save the plant more than $300,000 a year in operating costs. This same process improvement is currently being evaluated at Eaton's other truck transmission plants.
- To eliminate waste, the facility is working with suppliers to reduce packaging and create reusable containers that would otherwise be discarded. New balers and education programs have helped increase recycling of paper, cardboard and plastic at the plant, reducing its landfill waste by approximately 3.5 percent in 2007.
- The facility reduced its injury rate by 35 percent in 2007 through a variety of programs, including an awareness campaign on hand safety. The Shenandoah plant ranks near the top of its industry in employee safety, and strives to create a "zero injury" working environment.

As a result of these and other improvements, our Shenandoah facility has reduced its GHG emissions, lowered its operating costs, improved manufacturing cycle times and enhanced product quality. Together, these benefits demonstrate the tremendous social and economic potential of incorporating EHS into the Eaton Business System throughout our value chain.

A Team of 64,000 EHS Specialists

People across Eaton have embraced our commitment to sustainability and are taking action. Every individual has a voice and an opportunity to make a difference by identifying opportunities for EHS improvements, big and small.

During 2007, for example, a manager in our electrical business drove the creation of an innovative "trash into cash" program in which we recapture, refurbish or recycle electrical components that were previously discarded after being returned to us by our customers.

In just six months, the program has helped us to eliminate more than 180,000 pounds of waste—including copper, aluminum and steel—from being sent to landfills, while generating more than $135,000 in revenue. We are currently evaluating rolling out the program to other Eaton businesses and to customers to help them to recycle used electrical equipment in an environmentally responsible way.

It all began when one employee saw a pallet of components ready to be scrapped and asked, "Why?" Throughout Eaton, we are building a culture of responsibility that encourages every employee to ask the same question about processes and practices in their own workplaces every day.

NOTES TO CHARTS (All Charts Reflect 2007 Data)

- Energy Consumption Data reported represent a majority of Eaton's energy consumption at manufacturing plants worldwide. Of the sites reporting, 12% were located in Asia/Pacific; 24% in Europe, the Middle East and Africa; 17% in Latin America; and 47% in North America.
- Emission rates are generated using World Resources Institute (WRI) recommended CO_2 conversion factors, which account for the variations by region. These conversion factors are based on typical energy generation methods, such as those using fossil fuels or other means.

- Waste Generation Data reported represent a majority of Eaton's waste generation at manufacturing plants worldwide. Of the sites reporting, 13% were in Asia/Pacific; 25% in Europe, the Middle East and Africa; 15% in Latin America; and 47% in North America.
- Hazardous waste and non-hazardous waste weights were reported consistent with local regulatory definitions of each waste type for the reporting location.
- Water Consumption Data reported represent a majority of Eaton's water consumption at manufacturing plants worldwide. Of the sites reporting, 13% were in Asia/Pacific; 25% in Europe, the Middle East and Africa; 15% in Latin America; and 47% in North America.

- Health and Safety Recordable Cases are work-related injuries or illnesses as defined by the U.S. Occupational Safety and Health Administration (OSHA).
- Days Away Cases are injuries or illnesses involving one or more days away from work as defined by OSHA.

ENVIRONMENTAL, HEALTH & SAFETY PERFORMANCE

energy

ENERGY CONSUMPTION


Million kWH per Million Dollars of Sales
0.25
0.20
0.15
0.10
0.05
0.12
0.11
0.17
0.14
0.17
0.16
0.20
0.19
0.19
0.18
Asia/ Pacific
Europe, Middle East, Africa
Latin America
North America
Total
Energy 2006
Energy 2007

CO_2 GENERATED FROM ENERGY CONSUMPTION


Metric Tons of CO_2 per Million Dollars of Sales
85
77
70
58
42
40
97
92
81
73
Asia/ Pacific
Europe, Middle East, Africa
Latin America
North America
Total
Energy 2006
Energy 2007

CARBON DIOXIDE GENERATED


CO_2, Thousand Tons (metric)/year
52
59
155
151
90
102
692
638
989
949
Asia/ Pacific
Europe, Middle East, Africa
Latin America
North America
Total
CO_2 2006
CO_2 2007

waste

WASTE GENERATION


Kilograms of Waste per $1,000 of Sales
8.8
6.7
12.0
10.5
26.2
24.9
14.4
12.6
15.8
14.2
Asia/ Pacific
Europe, Middle East, Africa
Latin America
North America
Total
Waste 2006
Waste 2007

water

WATER CONSUMPTION


Cubic Meters of Water per $1,000 of Sales
0.64
0.51
0.42
0.34
0.34
0.31
0.54
0.55
0.48
0.45
Asia/ Pacific
Europe, Middle East, Africa
Latin America
North America
Total
Water 2006
Water 2007

safety

HEALTH AND SAFETY PERFORMANCE RATES


Rate per 100 Employees
0.89
0.59
1.80
1.52
1.76
1.76
3.86
2.66
2.66
2.00
2.05 TRCR Goal
Asia/ Pacific
Europe, Middle East, Africa
Latin America
North America
Total
Total Recordable Case Rate (TRCR) 2006
Total Recordable Case Rate (TRCR) 2007

HEALTH AND SAFETY PERFORMANCE RATES


Rate per 100 Employees
0.59
0.37
1.50
1.41
1.07
1.05
0.85
0.61
1.00
0.84
0.77 DACR Goal
Asia/ Pacific
Europe, Middle East, Africa
Latin America
North America
Total
Days Away Case Rate (DACR) 2006
Days Away Case Rate (DACR) 2007

Eaton Corporation 2007

COMMUNITY INVOLVEMENT

Putting Our Money Where It Matters

As Eaton has grown, so has our commitment to improving the communities in which we live and work. We strive to be trusted neighbors—and caring friends—making a genuine difference in the lives of others everywhere we do business, everywhere around the world.

During 2007, we increased our charitable contributions by 11 percent to nearly $7 million, including $874,000 in corporate matches through our retiree and employee matching gift program. Contributions to groups outside of North America grew by 34 percent, reflecting Eaton's rapidly expanding global presence.

We're focused on putting our "money where it matters"—into local community programs where our offices and plants are located. That's why we're ardent, long-time supporters of the United Way. During 2007, Eaton employees generously donated $3.2 million to 93 local campaigns. We added $1.8 million in corporate matches, for a total United Way contribution of $5 million.

Our employees also volunteer thousands of hours of their time and talent to vital hometown causes—from mentoring youth, building affordable housing and delivering disaster relief to serving on the boards of local organizations.

Local Decisions, Life-Changing Results

Every community in which we work has different needs. That's why we encourage the managers and employees at our facilities to choose which local programs to support. This process not only bolsters participation, but it also builds pride, as employees can directly experience the benefits of their volunteer efforts and contributions.

Wherever we expand, we take this culture with us. In Changzhou, China, for example, employees at Eaton Senyuan Switch Co., Ltd., acquired in late 2006, quickly demonstrated their commitment to the community by helping to fund the educations of 100 low-income college and middle-school students from the area.

During 2007, we funded hundreds of similar employee-driven initiatives. Here are a few:

- In Kearney, Nebraska, we helped the S.A.F.E. Center secure a new and anonymous location to provide shelter for local victims of sexual violence.
- In São José dos Campos, Brazil, we supported a local recycling cooperative, helping to create jobs and income for 35 families, while keeping more than 200 tons of waste out of area landfills.

EATON CHARITABLE CONTRIBUTIONS 2003–2007



$7,000
6,000
5,000
4,000
3,000
2,000
1,000
$ (000's)
4,480
4,497
5,623
6,262
6,962
2003
2004
2005
2006
2007
International
Domestic
Gift Matching
United Way

- In China, we provided support to both the World Special Olympics in Shanghai, and the China Lifeline Express Foundation, which helps cataract sufferers in rural regions of the country.
- In Bielsko-Biala, Poland, our employees contribute to supply fresh bread daily to a childcare facility that Eaton funding is helping to renovate.
- In India, we're working to stop the spread of HIV/AIDS by funding organizations that educate truck drivers about the deadly virus and provide care to women and children who have contracted it.

To reinforce the importance of these activities, we evaluate community involvement as part of every location's Eaton Business Excellence assessment. We also reward outstanding achievements by individual employees through our annual Stover Volunteerism Awards.



living

ROLLING UP OUR SLEEVES. More than 400 Eaton employees and retirees from the Cleveland area participated in our 2007 United Way Days of Caring program, helping to rebuild, renovate and refresh the facilities and grounds of Parmadale Family Services, a residential treatment center and school in Parma, Ohio, that serves troubled adolescents with mental or behavioral health needs.

EMPLOYEES AND WORKPLACE


developing

THE FAST TRACK IN INDIA. Constructed in less than 10 months, our Truck Group's new facility in Ranjangaon, Pune, India, opened its doors in November of 2007. To staff the plant amid a severe talent shortage in the region, our local team reached out to rural colleges in surrounding towns, recruiting and training more than 35 candidates in a unique 60-day program. Through this public/private partnership, Eaton was able to accelerate the opening of the new plant and create quality jobs for the local community.

Employee Relations and Development

Eaton aims to become known as a top employer everywhere we do business. Our employees across the world take pride in the fact that our company is known not only for its performance, but also for its values. We have developed a culture that respects the unique, individual differences of every employee. This diversity of perspectives drives our creativity and innovation.

Our workplace thrives on openness and candor. Ninety-six percent of our global workforce participated in our annual employee survey in 2007, providing confidential feedback to strengthen our company and its practices and policies. Every employee—at every level—has a voice.

During 2007, we intensified our focus on attracting, retaining and developing a workforce that reflects the growing diversity of our global business. Among key initiatives: We expanded our experienced talent acquisition programs and university recruiting capabilities across the U.S., Europe, Latin America, China and India.

Additionally, we opened regional Eaton University "hubs" in China and India to facilitate the creation of training and career development programs specific to the needs of each region. The University is rapidly becoming a gateway for knowledge sharing among Eaton employees, suppliers and partners, helping to foster global collaboration and accelerate product development across all our businesses.

Global Ethics and Office of the Ombuds

Eaton is a values-based organization. We won't compromise our integrity to win business, because Eaton's integrity is our business. This dedication to doing business right helped us become recognized as one of the world's most ethical companies by *Ethisphere* magazine in 2007.

Our Global Ethics office provides training and support to help employees make the right decisions when faced with ethical challenges. During 2007, we expanded those efforts by creating a new manager-led "Ethics in Practice" training video and providing customized training to help our people identify the specific risks, laws and challenges of their business environments.

Employees globally are showing a greater awareness of the Ethics Office as a resource for advice on doing business right. This was demonstrated, in part, by a significant increase in the number of calls to our Ethics and Financial Integrity Help Line for advice and guidance.

Independently, Eaton also operates an Office of the Ombuds—a confidential resource to help employees identify and resolve work-related issues or problems. During 2007, we completed our first full year of providing these services to our employees in Latin America and the Caribbean. We now offer Ombuds support to approximately 70 percent of our employees worldwide, and we plan to expand our coverage to all of our employees over time.

increasing our sphere of influence

Approximately 50 percent of Eaton's revenues were driven by economies outside the United States in 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
Eaton Corporation

We have audited the accompanying consolidated balance sheets of Eaton Corporation as of December 31, 2007 and 2006, and the related statements of consolidated income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Eaton Corporation at December 31, 2007 and 2006, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2007, in conformity with United States generally accepted accounting principles.

As discussed in "Retirement Benefit Plans" in the Notes to the Consolidated Financial Statements, effective December 31, 2006, Eaton Corporation adopted Statement of Financial Accounting Standards (SFAS) No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132(R)*.

As discussed in "Stock Options" in the Notes to the Consolidated Financial Statements, effective January 1, 2006, Eaton Corporation adopted SFAS No. 123(R), *Share-Based Payment*.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Eaton Corporation's internal control over financial reporting as of December 31, 2007, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 26, 2008 expressed an unqualified opinion thereon.

Ernst & Young LLP

Cleveland, Ohio

February 26, 2008

MANAGEMENT'S REPORT ON FINANCIAL STATEMENTS

We have prepared the accompanying consolidated financial statements and related information of Eaton Corporation included herein for the three years ended December 31, 2007. The primary responsibility for the integrity of the financial information included in this annual report rests with management. The financial information included in this annual report has been prepared in accordance with accounting principles generally accepted in the United States based on our best estimates and judgments and giving due consideration to materiality. The opinion of Ernst & Young LLP, Eaton's independent registered public accounting firm, on those financial statements is included herein.

Eaton has high standards of ethical business practices supported by the Eaton Code of Ethics and corporate policies. Careful attention is given to selecting, training and developing personnel, to ensure that management's objectives of establishing and maintaining adequate internal controls and unbiased, uniform reporting standards are attained. Our policies and procedures provide reasonable assurance that operations are conducted in conformity with applicable laws and with the Company's commitment to a high standard of business conduct.

The Board of Directors pursues its responsibility for the quality of Eaton's financial reporting primarily through its Audit Committee, which is composed of five independent directors. The Audit Committee meets regularly with management, the internal auditors and the independent registered public accounting firm to ensure that they are meeting their responsibilities and to discuss matters concerning accounting, control, audits and financial reporting. The internal auditors and independent registered public accounting firm have full and free access to senior management and the Audit Committee.

Alexander M. Cutler

Alexander M. Cutler
Chairman and Chief Executive Officer; President

Richard H. Fearon

Richard H. Fearon
Executive Vice President–
Chief Financial and Planning Officer

Billie K. Rawot

Billie K. Rawot
Vice President and Controller

February 26, 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
Eaton Corporation

We have audited Eaton Corporation's internal control over financial reporting as of December 31, 2007, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Eaton Corporation's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Eaton Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Eaton Corporation as of December 31, 2007 and 2006, and the related statements of consolidated income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2007 and our report dated February 26, 2008 expressed an unqualified opinion thereon.

Ernst + Young LLP

Cleveland, Ohio

February 26, 2008

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of Eaton Corporation is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Exchange Act rules 13a–15(f)).

Under the supervision and with the participation of Eaton's management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of the Company's internal control over financial reporting as of December 31, 2007. In conducting this evaluation, we used the framework set forth by the Committee of Sponsoring Organizations of the Treadway Commission in *Internal Control—Integrated Framework*. Based on this evaluation under the framework referred to above, management concluded that the Company's internal control over financial reporting was effective as of December 31, 2007.

The independent registered public accounting firm Ernst & Young LLP has issued an audit report on the effectiveness of the Company's internal control over financial reporting as of December 31, 2007. This report is included herein.

Alexander M. Cutler
Chairman and Chief Executive Officer; President

Richard H. Fearon
Executive Vice President–
Chief Financial and Planning Officer

Billie K. Rawot
Vice President and Controller

February 26, 2008

STATEMENTS OF CONSOLIDATED INCOME

YEAR ENDED DECEMBER 31	2007	2006	2005
(Millions except for per share data)			
Net sales	$13,033	$12,232	$ 10,874
Cost of products sold	9,382	8,949	7,830
Selling & administrative expense	2,139	1,939	1,746
Research & development expense	335	315	279
Interest expense-net	147	105	90
Other income-net	(11)	(45)	(35)
Income from continuing operations before income taxes	1,041	969	964
Income taxes	82	72	181
Income from continuing operations	959	897	783
Income from discontinued operations	35	53	22
Net income	$ 994	$ 950	$ 805
Net income per Common Share assuming dilution			
Continuing operations	$ 6.38	$ 5.87	$ 5.08
Discontinued operations	.24	.35	.15
	$ 6.62	$ 6.22	$ 5.23
Average number of Common Shares outstanding assuming dilution	150.3	152.9	154.0
Net income per Common Share basic			
Continuing operations	$ 6.51	$ 5.97	$ 5.21
Discontinued operations	.24	.35	.15
	$ 6.75	$ 6.32	$ 5.36
Average number of Common Shares outstanding basic	147.3	150.2	150.2
Cash dividends paid per Common Share	$ 1.72	$ 1.48	$ 1.24

The notes on pages 31 to 44 are an integral part of the consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

DECEMBER 31	2007	2006
(Millions of dollars)		
Assets		
Current assets		
Cash	$ 142	$ 114
Short-term investments	504	671
Accounts receivable	2,208	1,928
Inventories	1,483	1,293
Deferred income taxes	291	267
Other current assets	139	135
	4,767	4,408
Property, plant & equipment		
Land & buildings	1,175	1,083
Machinery & equipment	4,067	3,863
	5,242	4,946
Accumulated depreciation	(2,909)	(2,675)
	2,333	2,271
Goodwill	3,982	3,034
Other intangible assets	1,557	969
Deferred income taxes & other assets	791	735
	$13,430	$ 11,417
Liabilities & Shareholders' Equity		
Current liabilities		
Short-term debt	$ 825	$ 490
Current portion of long-term debt	160	322
Accounts payable	1,170	1,050
Accrued compensation	355	305
Other current liabilities	1,149	1,123
	3,659	3,290
Long-term debt	2,432	1,774
Pension liabilities	681	942
Other postretirement liabilities	772	766
Other long-term liabilities	714	539
Shareholders' equity		
Common Shares (146.0 million outstanding in 2007 and 146.3 million in 2006)	73	73
Capital in excess of par value	2,290	2,114
Retained earnings	3,257	2,796
Accumulated other comprehensive loss	(423)	(849)
Deferred compensation plans	(25)	(28)
	5,172	4,106
	$13,430	$ 11,417

The notes on pages 31 to 44 are an integral part of the consolidated financial statements.

STATEMENTS OF ...OLIDATED CASH FLOWS

YEAR ENDED ...

	2007	2006	2005
...d in) operating activities			
	$ 994	$ 950	$ 805
...le to net cash provided by operating activities			
...ortization	469	434	409
...taxes	(51)	37	(20)
...es	206	198	145
...s of businesses	(46)	(56)	
...term liabilities	(25)	(45)	4
...n-cash items in income	38	33	(1)
...s in working capital, excluding acquisitions & sales of businesses			
Accounts receivable	(72)	(40)	(104)
Inventories	(79)	(129)	(28)
Accounts payable	(7)	185	25
Accrued income & other taxes	(41)	(149)	27
Other current liabilities	(36)	72	(29)
Other working capital accounts	27	77	(37)
Voluntary contributions to United States & United Kingdom qualified pension plans	(180)	(119)	(64)
Other-net	(36)	(17)	3
	1,161	1,431	1,135
Net cash provided by (used in) investing activities			
Expenditures for property, plant & equipment	(354)	(360)	(363)
Cash paid for acquisitions of businesses	(1,433)	(256)	(911)
Proceeds from sales of businesses	119	65	
Sales (purchases) of short-term investments-net	247	(418)	(4)
Other-net	(39)	(42)	10
	(1,460)	(1,011)	(1,268)
Net cash provided by (used in) financing activities			
Borrowings with original maturities of more than three months			
Proceeds	1,652	706	393
Payments	(979)	(617)	(63)
Borrowings with original maturities of less than three months-net, primarily commercial paper	62	(35)	392
Cash dividends paid	(251)	(220)	(184)
Proceeds from exercise of employee stock options	141	108	68
Income tax benefit from exercise of employee stock options	42	28	
Purchase of Common Shares	(340)	(386)	(450)
Other			2
	327	(416)	158
Total increase in cash	28	4	25
Cash at beginning of year	114	110	85
Cash at end of year	$ 142	$ 114	$ 110

The notes on pages 31 to 44 are an integral part of the consolidated financial statements.

STATEMENTS OF CONSOLIDATED SHAREHOLDERS' EQUITY

(Millions)	Common Shares Shares	Common Shares Dollars	Capital in excess of par value	Retained earnings	Accumulateu other comprehensive loss	con, pla.	
Balance at January 1, 2005	153.3	$ 77	$ 1,993	$ 2,112	$ (538)	$ (38)	$[illegible]
Net income				805			8[illegible]
Foreign currency translation and related hedging instruments (including income taxes of $33)					(53)		(53)
Deferred gain on cash flow hedges (net of income taxes of $2)					6		6
Minimum pension liability (net of income tax benefits of $36)					(64)		(64)
Other comprehensive loss							(111)
Total comprehensive income							694
Cash dividends paid				(184)			(184)
Issuance of shares under employee benefit plans, including income tax benefit	2.1	1	104	(2)		10	113
Issuance of shares to trust	.1		8			(8)	0
Purchase of shares	(7.0)	(4)	(92)	(354)			(450)
Other-net				(1)			(1)
Balance at December 31, 2005	148.5	74	2,013	2,376	(649)	(36)	3,778
Net income				950			950
Foreign currency translation and related hedging instruments (including income tax benefits of $16)					95		95
Deferred loss on cash flow hedges (net of income tax benefits of $3)					(5)		(5)
Minimum pension liability (net of income tax benefits of $1)					(8)		(8)
Other comprehensive income							82
Total comprehensive income							1,032
Adjustment to initially apply SFAS No.158							
Pensions (net of income tax benefits of $85)					(163)		(163)
Other postretirement benefits (net of income tax benefits of $119)					(119)		(119)
Cash dividends paid				(220)			(220)
Issuance of shares under employee benefit plans, including income tax benefit	3.1	2	176	(2)		13	189
Purchase of shares by trust						(5)	(5)
Purchase of shares	(5.3)	(3)	(75)	(308)			(386)
Balance at December 31, 2006	146.3	73	2,114	2,796	(849)	(28)	4,106
Net income				994			994
Foreign currency translation and related hedging instruments (including income taxes of $14)					212		212
Deferred loss on cash flow hedges (net of income tax benefits of $3)					(5)		(5)
Pensions (net of income taxes of $101)					214		214
Other postretirement benefits (net of income taxes of $8)					5		5
Other comprehensive income							426
Total comprehensive income							1,420
Cash dividends paid				(251)			(251)
Issuance of shares under employee benefit plans, including income tax benefit	3.7	2	237	(5)		8	242
Purchase of shares by trust						(5)	(5)
Purchase of shares	(4.0)	(2)	(61)	(277)			(340)
Balance at December 31, 2007	146.0	$ 73	$2,290	$3,257	$ (423)	$ (25)	$5,172

The notes on pages 31 to 44 are an integral part of the consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Dollars in millions, except per share data (per share data assume dilution)

Accounting Policies

Consolidation & Basis of Presentation

The consolidated financial statements include accounts of Eaton and all subsidiaries and other controlled entities. The equity method of accounting is used for investments in associate companies where the Company has a 20% to 50% ownership interest. These associate companies are not material either individually, or in the aggregate, to Eaton's financial position, results of operations or cash flows.

Eaton does not have off-balance sheet arrangements or financings with unconsolidated entities or other persons. In the ordinary course of business, the Company leases certain real properties and equipment, as described in "Lease Commitments" in the Notes below. Transactions with related parties are in the ordinary course of business, are conducted on an arm's-length basis, and are not material to Eaton's financial position, results of operations or cash flows.

Foreign Currency Translation

The functional currency for substantially all subsidiaries outside the United States is the local currency. Financial statements for these subsidiaries are translated into United States dollars at year-end exchange rates as to assets and liabilities and weighted-average exchange rates as to revenues and expenses. The resulting translation adjustments are recorded in Accumulated other comprehensive income (loss) in Shareholders' equity. Gains and losses related to foreign currency transactions are recorded in Other income-net in the Statements of Consolidated Income.

Inventories

Inventories are carried at lower of cost or market. Inventories in the United States are generally accounted for using the last-in, first-out (LIFO) method. Remaining United States and all other inventories are accounted for using the first-in, first-out (FIFO) method. Cost components include raw materials, purchased components, direct labor, indirect labor, utilities, depreciation, inbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs, internal transfer costs, and costs of the distribution network.

Depreciation & Amortization

Depreciation and amortization are computed by the straight-line method for financial statement purposes. Cost of buildings is depreciated over 40 years and machinery and equipment over principally 3 to 10 years. At December 31, 2007, the weighted-average amortization periods for intangible assets subject to amortization were 14 years for patents, 19 years for manufacturing technology and 21 years for customer relationships. Software is amortized over a range of 3 to 7 years.

Long-lived assets, except goodwill and indefinite life intangible assets as described in the Notes below, are reviewed for impairment whenever events or changes in circumstances indicate the carrying amount may not be recoverable. Events or circumstances that would result in an impairment review primarily include operations reporting losses, a significant change in the use of an asset, or the planned disposal or sale of the asset. The asset would be considered impaired when the future net undiscounted cash flows generated by the asset are less than its carrying value. An impairment loss would be recognized based on the amount by which the carrying value of the asset exceeds its fair value.

Goodwill & Indefinite Life Intangible Assets

In accordance with Statement of Financial Accounting Standards (SFAS) No.142, "Goodwill and Other Intangible Assets," Eaton does not amortize goodwill and indefinite life intangible assets recorded in connection with business acquisitions. Indefinite life intangible assets primarily consist of trademarks. The Company completed the annual impairment tests for goodwill and indefinite life intangible assets required by SFAS No.142. These tests confirmed that the fair value of the Company's reporting units and indefinite life intangible assets exceed their respective carrying values and that no impairment loss was required to be recognized.

Financial Instruments

In the normal course of business, Eaton is exposed to fluctuations in interest rates, foreign currency exchange rates, and commodity prices. The Company uses various financial instruments, primarily interest rate swaps, foreign currency forward exchange contracts, foreign currency swaps and, to a minor extent, commodity futures contracts, to manage exposure to price fluctuations.

Financial instruments used by Eaton are straightforward, non-leveraged instruments for which quoted market prices are readily available from a number of independent sources. The risk of credit loss is deemed to be remote, because the counterparties to these instruments are major international financial institutions with strong credit ratings and because of the Company's control over the size of positions entered into with any one counterparty. Such financial instruments are not bought and sold solely for trading purposes, except for nominal amounts authorized under limited, controlled circumstances. No such financial instruments were purchased or sold for trading purposes in 2007, 2006 and 2005.

All derivative financial instruments are recognized as either assets or liabilities on the Consolidated balance sheet and are measured at fair value. Accounting for the gain or loss resulting from the change in the financial instrument's fair value depends on whether it has been designated, and is effective, as a hedge and, if so, on the nature of the hedging activity. Financial instruments can be designated as hedges of changes in the fair value of a recognized fixed-rate asset or liability, or the firm commitment to acquire such an asset or liability; as hedges of variable cash flows of a recognized variable-rate asset or liability, or the forecasted acquisition of such an asset or liability; or as hedges of foreign currency exposure from a net investment in one of the Company's foreign operations. Gains and losses related to a hedge are either recognized in income immediately to offset the gain or loss on the hedged item or are deferred and reported as a component of Accumulated other comprehensive income (loss) in Shareholders' equity and subsequently recognized in net income when the hedged item affects net income. The ineffective portion of the change in fair value of a financial instrument is recognized in income immediately. The gain or loss related to financial instruments that are not designated as hedges are recognized immediately in net income.

Warranty Expenses

Estimated product warranty expenses are accrued in Cost of products sold at the time the related sale is recognized. Estimates of warranty expenses are based primarily on historical warranty claim experience and specific customer contracts. Warranty expenses include accruals for basic warranties for products sold, as well as accruals for product recalls and other related events when they are known and estimable.

Asset Retirement Obligations

A conditional asset retirement obligation is recognized at fair value when incurred, if the fair value of the liability can be reasonably estimated. Uncertainty about the timing or method of settlement of a conditional asset retirement obligation would be factored into the measurement of the liability when sufficient information exists. Eaton believes that for substantially all of its asset retirement obligations, there is an indeterminate settlement date because the range of time over which the Company may settle the obligation is unknown or cannot be estimated. A liability for these obligations will be recorded in the period when sufficient information regarding timing and method of settlement becomes available to make a reasonable estimate of the liability's fair value.

Stock Options Granted to Employees & Directors

As described in "Stock Options" in the Notes below, effective January 1, 2006, in accordance with SFAS No.123(R), "Share-Based Payment," Eaton began to record compensation expense under the "fair-value-based" method of accounting for stock options granted to employees and directors. The Company adopted SFAS No.123(R) using the "modified prospective application" method and, consequently, financial results for periods prior to 2006 were not restated for this accounting change. Under the modified prospective method, compensation expense for stock options includes expense for all options granted prior to, but not yet vested as of the end of 2005, and expense for options granted beginning in 2006, based on the grant date fair value of the options. Expense is recognized on a straight-line basis over the period the employee or director is required to provide service in exchange for the award. Prior to 2006, as allowed by SFAS No.123, "Accounting for Stock-Based Compensation," stock options were accounted for using the intrinsic-value-based method in Accounting Principles Board (APB) Opinion No.25. Under that method, no compensation expense was recognized on the grant date, since on that date the exercise price of the option equaled the market price of the underlying Common Shares.

Revenue Recognition

Sales are recognized when products are shipped to unaffiliated customers, all significant risks of ownership have been transferred to the customer, title has transferred in accordance with shipping terms (FOB shipping point, FOB destination or equivalent International Commercial (INCO) Terms), the selling price is fixed and determinable, all significant related acts of performance have been completed, and no other significant uncertainties exist. Shipping and handling costs billed to customers are included in Net sales and the related costs in Cost of products sold. Other revenues for service contracts are recognized as the services are provided.

Estimates

Preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions in certain circumstances that affect amounts reported in the accompanying consolidated financial statements and notes. Actual results could differ from these estimates.

Financial Presentation Changes

Certain amounts for prior years have been reclassified to conform to the current year presentation.

New Accounting Pronouncements

Noncontrolling Interests in Consolidated Financial Statements

In December 2007, the Financial Accounting Standards Board (FASB) issued SFAS No.160, "Noncontrolling Interests in Consolidated Financial Statements–an amendment of ARB No. 51." This Statement clarifies accounting and reporting for a noncontrolling interest, sometimes called a minority interest, which is the portion of equity in a subsidiary not attributable, directly or indirectly, to a parent company. This Statement will be effective for Eaton in 2009. The Company expects that this Statement will have an immaterial effect on its consolidated financial condition and results of operations.

Business Combinations

In December 2007, the FASB issued SFAS No.141(R), "Business Combinations." This Statement establishes principles and requires the buyer to:

- Recognize, with certain exceptions, 100% of the fair values of assets acquired, liabilities assumed, and non-controlling interests in acquisitions of less than a 100% controlling interest when the acquisition constitutes a change in control of the acquired entity.
- Measure shares issued in consideration for a business combination at fair value on the acquisition date.
- Recognize contingent consideration arrangements at their acquisition-date fair values, with subsequent changes in fair value generally reflected in earnings.
- With certain exceptions, recognize pre-acquisition loss and gain contingencies at their acquisition date fair values.
- Capitalize in-process research and development assets acquired.
- Expense, as incurred, acquisition-related transaction costs.
- Capitalize acquisition-related restructuring costs only if the criteria in SFAS No.146 are met as of the acquisition date.
- Recognize changes that result from a business combination transaction in an acquirer's existing income tax valuation allowances and tax uncertainty accruals as adjustments to income tax expense.

This Statement will be effective for Eaton for businesses acquired in 2009, and the Company is evaluating the impact of the Statement.

Fair Value Option for Financial Assets & Financial Liabilities

In February 2007, the FASB issued SFAS No.159, "The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment to FASB Statement No.115." This Statement gives companies the option to measure many financial and nonfinancial instruments at fair value. This Statement is effective for Eaton in 2008. The Company does not intend to exercise its option to measure any additional financial and nonfinancial assets and liabilities at fair value.

Fair Value Measurements

In September 2006, the FASB issued SFAS No.157, "Fair Value Measurements." This Statement defines fair value for financial and nonfinancial assets and liabilities, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. The guidance applies to other accounting pronouncements that require or permit fair value measurements. On February 12, 2008, the FASB finalized FASB Staff Position 157-2, "Effective Date of FASB Statement No. 157." This Staff Position delays the effective date of SFAS No.157 for nonfinancial assets and liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). For Eaton, the Staff Position defers the effective date of SFAS No.157 as it relates to nonfinancial assets and liabilities to 2009. SFAS No.157 was effective for Eaton in 2008 for financial assets and liabilities. The Company expects that this Statement will have an immaterial effect on its consolidated financial condition and results of operations.

Acquisitions of Businesses

In 2007, 2006, and 2005, Eaton acquired certain businesses and formed joint ventures in separate transactions for a combined net cash purchase price of $1,433 in 2007, $256 in 2006 and $911 in 2005. The Statements of Consolidated Income include the results of these businesses from the effective dates of acquisition or formation. A summary of these transactions follows on page 33:

Acquired business	Date of acquisition	Business segment	Annual sales
Arrow Hose & Tubing Inc. A Canada-based manufacturer of thermoplastic hose and tubing for the industrial, food and beverage, and agricultural markets	November 8, 2007	Fluid Power	$12 for 2006
MGE small systems UPS business from Schneider Electric A France-based global provider of power quality solutions including uninterruptible power supply (UPS) systems, power distribution units, static transfer switches and surge suppressors	October 31, 2007	Electrical	$245 for the year ended Sept. 30, 2007
Babco Electric Group A Canada-based manufacturer of specialty low- and medium-voltage switchgear and electrical housings for use in the Canadian oil and gas industry and other harsh environments	October 19, 2007	Electrical	$11 for the year ended April 30, 2007
Pulizzi Engineering A U.S. manufacturer of alternating current (AC) power distribution, AC power sequencing, redundant power and remote-reboot power management systems	June 19, 2007	Electrical	$12 for 2006
Technology and related assets of SMC Electrical Products, Inc.'s industrial medium-voltage adjustable frequency drive business	May 18, 2007	Electrical	None
Fuel components division of Saturn Electronics & Engineering, Inc. A U.S. designer and manufacturer of fuel containment and shutoff valves, emissions control valves and specialty actuators	May 2, 2007	Automotive	$28 for 2006
Aphel Technologies Limited A U.K.-based global supplier of high density, fault-tolerant power distribution solutions for datacenters, technical offices, laboratories and retail environments	April 5, 2007	Electrical	$12 for 2006
Argo-Tech Corporation A U.S.-based manufacturer of high performance aerospace engine fuel pumps and systems, airframe fuel pumps and systems, and ground fueling systems for commercial and military aerospace markets	March 16, 2007	Fluid Power	$206 for 2006
Power Protection Business of Power Products Ltd. A Czech Republic distributor and service provider of Powerware® products and other uninterruptible power supply (UPS) systems	February 7, 2007	Electrical	$3 for 2006
Schreder-Hazemeyer Eaton acquired the remaining 50% ownership of the Belgium manufacturer of low- and medium-voltage electrical distribution switchgear	December 1, 2006	Electrical	$9 for 2006
Diesel fuel processing technology & associated assets of Catalytica Energy Systems Inc. A U.S. developer of emission control solutions for trucks	October 26, 2006	Truck	None
Senyuan International Holdings Limited A China-based manufacturer of vacuum circuit breakers and other electrical switchgear components	September 14, 2006	Electrical	$47 for 2005
Ronningen-Petter business unit of Dover Resources, Inc. A U.S.-based manufacturer of industrial fine filters and components	September 5, 2006	Fluid Power	$31 for 2005
Synflex business unit of Saint-Gobain Performance Plastics Corp. A U.S.-based manufacturer of thermoplastic hose and tubing	March 31, 2006	Fluid Power	$121 for 2005
Marina Power & Lighting A U.S. manufacturer of marine duty electrical distribution products	March 24, 2006	Electrical	$11 for 2005
Aerospace division of PerkinElmer, Inc. A U.S.-based provider of sealing and pneumatic systems for large commercial aircraft and regional jets	December 6, 2005	Fluid Power	$150 for the year ended June 30, 2005
Aerospace fluid and air division of Cobham plc A U.K.-based company that provides low-pressure airframe fuel systems, electro-mechanical actuation, air ducting, hydraulic and power generation, and fluid distribution systems for fuel, hydraulics and air	November 1, 2005	Fluid Power	$210 for 2004
Assets of Pringle Electrical Manufacturing Company A U.S. manufacturer of bolted contact switches and other specialty switches	October 11, 2005	Electrical	$6 for 2004, one-third of which were to Eaton
Industrial filtration business of Hayward Industries, Inc. A U.S.-based producer of filtration systems for industrial and commercial customers	September 6, 2005	Fluid Power	$100 for the year ended June 30, 2005
Tractech Holdings, Inc. A U.S.-based manufacturer of specialized differentials and clutch components for the commercial and specialty vehicle markets	August 17, 2005	Automotive	$43 for 2004
Morestana S.A. de C.V. A Mexican producer of hydraulic lifters for automotive engine manufacturers and the automotive aftermarket	June 30, 2005	Automotive	$13 for 2004
Eaton Electrical (Zhongshan) Co., Ltd. (a 51%-owned joint venture) A China-based manufacturer of medium-voltage switchgear components, including circuit breakers, meters and relays	June 17, 2005	Electrical	None
Winner Group Holdings Ltd. A China-based producer of hydraulic hose fittings and adapters	March 31, 2005	Fluid Power	$26 for 2004
Pigozzi S.A. Engrenagens e Transmissões A Brazilian agricultural powertrain business that produces transmissions, rotors and other drivetrain components	March 1, 2005	Truck	$42 for 2004

The allocation of the purchase price for certain acquisitions in 2007 is not final, and may be subsequently adjusted.

As described above, in 2007 Eaton acquired the Argo-Tech aerospace business for cash of $731 and the MGE small systems UPS business for cash of $614. Assets and liabilities for these businesses were recorded at estimated fair values as determined by Eaton's management based on information currently available and on current assumptions as to future operations. The Company is in the process of completing the allocations of the purchase prices, including the finalization of valuations of certain tangible and intangible assets. The preliminary allocations of the purchase prices are summarized below:

Current assets	$ 201
Property, plant & equipment	20
Goodwill	889
Other intangible assets	552
Other assets	5
Total assets acquired	1,667
Total liabilities assumed	322
Net assets acquired	$ 1,345

Other intangible assets of $552 included $42 related to trademarks not subject to amortization, and $291 of customer relationships and $80 of technology, both having a useful life of 25 years. Goodwill of $406 for Argo-Tech relates to the Fluid Power segment and goodwill of $483 for the MGE small systems UPS business relates to the Electrical segment, both of which are non-deductible for income tax purposes.

Pro Forma Results of Continuing Operations

Unaudited pro forma results of continuing operations for 2007 and 2006, as if Eaton, Argo-Tech and the MGE small systems UPS business had been consolidated as of the beginning of those periods, follow. The pro forma results include estimates and assumptions, which Eaton's management believes are reasonable. However, the pro forma results do not include any cost savings or other effects of the planned integrations of these businesses, and, accordingly, are not necessarily indicative of the results which would have occurred if the business combinations had been in effect on the date indicated. These pro forma results do not include businesses acquired in 2007 that were immaterial.

	2007	2006
Net sales	$ 13,268	$12,637
Income from continuing operations	948	899
Income from continuing operations per Common Share		
Assuming dilution	$ 6.31	$ 5.88
Basic	$ 6.44	$ 5.98

Subsequent Events

On December 20, 2007, Eaton announced it had reached an agreement to purchase The Moeller Group, a Germany-based business, for €1.55 billion (U.S. $2.3 billion). This transaction is expected to close at the beginning of the second quarter of 2008. This business, which had sales of €1.02 billion (U.S. $1.5 billion) for 2007, is a leading supplier of electrical components for commercial and residential building applications, and industrial controls for industrial equipment applications. The business will be integrated into the Electrical segment.

On December 20, 2007, Eaton announced a tender offer for all shares of Phoenixtec Power Company Ltd., a company listed on the Taiwan Stock Exchange. The tender offer closed on February 22, 2008, with 91% of Phoenixtec's shares having been tendered into the offer. Eaton acquired the tendered shares on February 26, 2008 and intends to take further steps to acquire all remaining shares. Once that has been accomplished, the Company expects to have paid a total purchase price, net of estimated cash and debt acquired, of $568 for Phoenixtec. This business, with sales of approximately $515 in 2007, manufactures single and three-phase uninterruptible power supply (UPS) systems. The business will be integrated into the Electrical segment.

Restructuring Liabilities

Eaton has undertaken restructuring activities at acquired businesses, including workforce reductions, plant consolidations and facility closures. In accordance with Emerging Issues Task Force (EITF) Issue No. 95-3, "Recognition of Liabilities in Connection with a Purchase Business Combination," liabilities for these restructuring activities were recorded in the allocation of the purchase price related to the acquired business. A summary of these liabilities, and utilization of the various components, follows:

	Workforce reductions		Plant closing	
	Employees	Dollars	& other	Total
Balance at January 1, 2005	383	$ 13	$ 50	$ 63
Liabilities recorded in 2005	789	25	27	52
Utilized in 2005	(228)	(14)	(40)	(54)
Balance at December 31, 2005	944	24	37	61
Liabilities recorded in 2006	417	17	28	45
Utilized in 2006	(285)	(8)	(43)	(51)
Balance at December 31, 2006	1,076	33	22	55
Liabilities recorded in 2007	282	7	2	9
Utilized in 2007	(699)	(17)	(8)	(25)
Balance at December 31, 2007	659	$ 23	$ 16	$ 39

Acquisition Integration & Plant Closing Charges

Acquisition Integration Charges

In 2007, 2006 and 2005, Eaton incurred charges related to the integration of acquired businesses. These charges were recorded as expense as incurred. The charges consisted of plant consolidations and integration. A summary of these charges follows:

	2007	2006	2005
Electrical	$ 12	$ 7	$ 21
Fluid Power	51	23	7
Truck		5	4
Automotive	1	5	4
Pretax charges	$ 64	$ 40	$ 36
After-tax charges	$ 42	$ 27	$ 24
Per Common Share	$ .28	$ .17	$ .15

Charges in 2007 related to the integration of primarily the following acquisitions: in the Electrical segment, the MGE small systems UPS business, Schreder-Hazemeyer, Senyuan and Powerware; in the Fluid Power segment, Argo-Tech, Synflex, PerkinElmer, Cobham and Hayward; and in the Automotive segment, Saturn and Tractech.

Charges in 2006 related to the integration of primarily the following acquisitions: in the Electrical segment, Pringle and Powerware; in the Fluid Power segment, Synflex, PerkinElmer, Cobham, Hayward, Winner and Walterscheid; in the Truck segment, Pigozzi; and in the Automotive segment, Tractech and Morestana.

Charges in 2005 related to the integration of primarily the following acquisitions: in the Electrical segment, Powerware and Delta; in the Fluid Power segment, Winner, Walterscheid and Boston Weatherhead; in the Truck segment, Pigozzi; and in the Automotive segment, Morestana.

Plant Closing Charges

In first quarter 2006, Eaton announced, and began to implement, its Excel 07 program. This program was a series of actions concluded in 2006 intended to address resource levels and operating performance in businesses that underperformed in 2005, and businesses that were expected to weaken during second half 2006 and in 2007. As part of this program, charges were incurred related to plant closings in all four business segments. A summary of charges incurred by each segment related to these plant closings, including workforce reductions, plant integration and other charges follows:

	2006
Electrical	$ 12
Fluid Power	15
Truck	29
Automotive	50
Pretax charges	$106

Summary of Acquisition Integration & Plant Closing Charges & Liabilities

A summary of acquisition integration and Excel 07 plant closing charges, and utilization of the various components follows:

	Workforce reductions		Plant closing & other	Total
	Employees	Dollars		
Balance at January 1, 2005			$ 3	$ 3
Liabilities recorded in 2005	173	$ 4	32	36
Utilized in 2005	(7)	(1)	(34)	(35)
Balance at December 31, 2005	166	3	1	4
Liabilities recorded in 2006	2,339	85	61	146
Utilized in 2006	(902)	(39)	(56)	(95)
Balance at December 31, 2006	1,603	49	6	55
Liabilities recorded in 2007	4	2	64	66
Utilized in 2007	(1,044)	(37)	(69)	(106)
Balance at December 31, 2007	563	$ 14	$ 1	$ 15

The acquisition integration and plant closing charges were included in the Statements of Consolidated Income in Cost of products sold or Selling & administrative expense, as appropriate. In Business Segment Information, the charges reduced Operating profit of the related business segment.

Discontinued Automotive Operations

In third quarter 2007, Eaton sold the Mirror Controls Division of the Automotive segment for $111, resulting in a $20 after-tax gain, or $.12 per Common Share. In third quarter 2006, certain other businesses of the Automotive segment were sold for $64, resulting in a $35 after-tax gain, or $.23 per share. The gains on sale of the Mirror Controls Division and the businesses sold in 2006, and other results of these businesses, are reported as Discontinued operations in the Statement of Consolidated Income.

Short-Term Investments

Eaton invests excess cash generated from operations in short-term marketable investments and classifies these investments as "available-for-sale" under SFAS No.115, "Accounting for Certain Investments in Debt and Equity Securities." In accordance with SFAS No.115, available-for-sale investments are recorded at fair market values, with the unrealized gain or loss recorded in Accumulated other comprehensive income (loss) in Shareholders' equity. A summary of the carrying value of short-term investments follows:

	2007	2006
Time deposits & certificate of deposits with banks	$ 198	$323
Bonds issued by foreign governments	121	149
Money market investments	174	138
Corporate & agency bonds		60
Other	11	1
	$ 504	$671

The fair market value of short-term investments approximates the cost of these investments.

Goodwill & Other Intangible Assets

A summary of goodwill follows:

	2007	2006
Electrical	$1,570	$1,039
Fluid Power	2,099	1,689
Truck	148	144
Automotive	165	162
	$3,982	$3,034

The net increase in goodwill in 2007 was due to goodwill for businesses acquired during 2007, partially offset by the final allocation of purchase price for businesses acquired prior to 2007. These transactions are described in the "Acquisitions of Businesses" Note above.

A summary of other intangible assets follows:

	2007		2006	
	Historical cost	Accumulated amortization	Historical cost	Accumulated amortization
Intangible assets not subject to amortization (primarily trademarks)	$ 530		$ 430	
Intangible assets subject to amortization				
Customer relationships	$ 570	$ 65	$ 214	$ 37
Patents	210	120	208	107
Manufacturing technology	222	20	123	20
Other, including estimates for certain businesses acquired in 2007	279	49	204	46
	$1,281	$ 254	$ 749	$ 210

Expense related to intangible assets subject to amortization for 2007 was $79. Estimated annual pretax expense for intangible assets subject to amortization for each of the next five years is $89 in 2008, $88 in 2009, $86 in 2010, $82 in 2011 and $80 in 2012. The projected amortization expense does not include estimates for The Moeller Group or Phoenixtec to be acquired in the first half of 2008.

Debt & Other Financial Instruments

Short-term debt of $825 at December 31, 2007 included $821 of short-term commercial paper for operations in the United States and $4 for operations outside the United States. Borrowings for operations outside the United States were largely denominated in local currencies. The weighted-average interest rate on the $821 of short-term commercial paper for operations in the United States was 4.6% at December 31, 2007. Operations outside the United States have available short-term lines of credit aggregating $436 from various banks worldwide.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

A summary of long-term debt, including the current portion, follows:

	2007	2006
6% €200 million notes due 2007		$ 263
7.37% notes due 2007		20
7.14% notes due 2007		3
6.75% notes due 2007		25
€100 million floating rate notes due 2008 (4.91% at December 31, 2007- EURIBOR +.375%)	$ 147	132
7.40% notes due 2009 (converted to floating rate by interest rate swap)	15	15
Floating rate senior notes due 2009 (4.88% at December 31, 2007- LIBOR+.08%)	250	250
Floating rate senior note due 2010 (5.14% at December 31, 2007 - LIBOR+.26%)	281	
5.75% notes due 2012 ($225 converted to floating rate by interest rate swap)	300	300
7.58% notes due 2012 (converted to floating rate by interest rate swap)	12	12
5.80% notes due 2013	7	7
12.5% British Pound debentures due 2014	12	11
4.65% notes due 2015 (converted to floating rate by interest rate swap)	100	100
5.3% notes due 2017	250	
7.09% notes due 2018 (converted to floating rate by interest rate swap)	25	25
6.89% notes due 2018	6	6
7.07% notes due 2018	2	2
6.875% notes due 2018	3	3
8-7/8% debentures due 2019 ($25 converted to floating rate by interest rate swap)	38	38
8.10% debentures due 2022	100	100
7.625% debentures due 2024 ($25 converted to floating rate by interest rate swap)	66	66
6-1/2% debentures due 2025	145	145
7.875% debentures due 2026	72	72
7.65% debentures due 2029 ($75 converted to floating rate by interest rate swap)	200	200
5.45% debentures due 2034 ($100 converted to floating rate by interest rate swap)	150	150
5.25% notes due 2035 ($50 converted to floating rate by interest rate swap)	72	90
5.8% notes due 2037	240	
Other	99	61
Total long-term debt	2,592	2,096
Less current portion of long-term debt	(160)	(322)
Long-term debt less current portion	$2,432	$1,774

In order to initially finance the acquisitions of The Moeller Group and Phoenixtec, on January 25, 2008, Eaton entered into a revolving credit agreement, in the amount of $3.0 billion, which may be used either to fund direct loans or to backstop commercial paper borrowings. The proceeds must be used to finance certain acquisitions including, but not limited to, the acquisition of The Moeller Group and Phoenixtec. All amounts borrowed under the credit agreement, including commercial paper backstopped by this agreement, must be repaid by January 23, 2009, but may be repaid earlier at the Company's option or may be required to be repaid earlier in the event of a default. The commitment amount of the revolving credit agreement will be reduced by the net amount of any proceeds raised through certain future capital market transactions which may include, but are not limited to, debt or equity issuances. The credit agreement also includes covenants customary for transactions of this type with borrowers having capital structures similar to Eaton.

Eaton's United States operations have long-term revolving credit facilities of $1.5 billion, of which $300 expires in May 2008, $700 in March 2010 and the remaining $500 in August 2011. One of the Company's international subsidiaries has a long-term line of credit of €100 million. The €100 million floating rate notes due 2008, which have a U.S. dollar equivalent of $147 at December 31, 2007, were borrowed under this line of credit.

The $281 Floating Rate Senior Note due 2010 was issued by a subsidiary of Eaton in order to refinance short-term borrowings related to the acquisition of the Argo-Tech aerospace business in 2007. This subsidiary owns equity interests in several of the Company's subsidiaries and a portion of the assets of those subsidiaries are pledged as collateral for the Note. At December 31, 2007, under the terms of the Note, this subsidiary had net assets of $3.7 billion that were not available to be transferred to the parent company of Eaton Corporation in the form of loans, advances, or cash dividends without the consent of the lender. In the event of an unremedied default, claims of the lender against this subsidiary's net assets are limited to the $281 principal amount of the Note, accrued interest, and any associated damages.

Aggregate mandatory annual maturities of long-term debt for each of the next five years are $160 in 2008, $267 in 2009, $285 in 2010, $1 in 2011 and $313 in 2012. Interest paid was $204 in 2007, $151 in 2006 and $112 in 2005.

Eaton has entered into fixed-to-floating interest rate swaps to manage interest rate risk. These interest rate swaps are accounted for as fair value hedges of certain of the Company's long-term debt. The maturity of the swap corresponds with the maturity of the debt instrument as noted in the table of long-term debt above. A summary of interest rate swaps outstanding at December 31, 2007, follows:

	Interest rates at December 31, 2007		
Notional amount	Fixed interest rate received	Floating interest rate paid	Basis for contracted floating interest rate paid
$ 15	7.40%	6.77%	6 month LIBOR+1.95%
$225	5.75%	6.16%	6 month LIBOR+0.78%
$ 12	7.58%	6.58%	6 month LIBOR+1.76%
$100	4.65%	4.95%	6 month LIBOR+0.12%
$ 25	7.09%	7.22%	6 month LIBOR+2.40%
$ 25	8.88%	8.67%	6 month LIBOR+3.84%
$ 25	7.63%	7.62%	6 month LIBOR+2.48%
$ 75	7.65%	7.32%	6 month LIBOR+2.58%
$100	5.45%	5.63%	6 month LIBOR+0.43%
$ 50	5.25%	4.99%	6 month LIBOR+0.17%

The carrying values of cash, short-term investments and short-term debt in the balance sheet approximate their estimated fair values. The estimated fair values of other financial instruments outstanding follow:

	2007			2006		
	Notional amount	Carrying value	Fair value	Notional amount	Carrying value	Fair value
Long-term debt & current portion of long-term debt (a)		$(2,592)	$(2,661)		$(2,096)	$(2,213)
Foreign currency principal swaps	$ 25			$ 192	(5)	(5)
Foreign currency forward exchange contracts	57	(44)	(43)	(23)	(6)	(7)
Fixed to floating interest rate swaps	652	12	11	829	(15)	(14)

(a) Includes foreign currency denominated debt.

The estimated fair values of financial instruments were principally based on quoted market prices where such prices were available and, where unavailable, fair values were estimated based on quoted market prices for comparable contracts. The fair value of foreign currency principal swaps, which related to the Japanese Yen, and foreign currency forward exchange contracts, which primarily related to the U.S. Dollar, Euro and Pound Sterling were estimated based on quoted market prices of comparable contracts, adjusted through interpolation where necessary for maturity differences. These contracts mature during 2008.

Retirement Benefit Plans

Adoption of Statement of Financial Accounting Standards No. 158

On December 31, 2006, Eaton adopted SFAS No.158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132(R)." SFAS No.158 required employers to recognize on their balance sheets the net amount by which pension and other postretirement benefit plan liabilities are overfunded or underfunded. SFAS No. 158 replaced SFAS No. 87's requirement to report at least a minimum pension liability measured as the excess of the accumulated benefit obligations over the fair value of plan assets. Under SFAS No.158, all actuarial gains and losses and prior service costs are recognized, with an offsetting increase in Accumulated other comprehensive loss in Shareholders' equity, net of income tax benefits. As a result of the adoption of SFAS No.158, at December 31, 2006, Eaton recorded a non-cash charge in Accumulated other comprehensive loss in Shareholders' equity of $248 ($163 after-tax) for pension benefits and $238 ($119 after-tax) for other postretirement benefits as a one-time adjustment to initially apply the new Standard. Retirement benefit plan funding requirements are not affected by the recording of these charges. The adoption of SFAS No.158 did not change the amounts recognized in the income statement as net periodic benefit cost.

Retirement Benefit Plan Liabilities & Assets

Eaton has defined benefit pension plans and other postretirement benefit plans. Components of plan obligations and assets, and recorded liabilities and assets, follow:

	Pension liabilities		Other postretirement liabilities	
	2007	2006	2007	2006
Changes in benefit obligation				
Benefit obligation at beginning of year	$(3,125)	$(2,782)	$ (854)	$ (873)
Service cost	(147)	(142)	(15)	(17)
Interest cost	(163)	(147)	(47)	(45)
Actuarial (loss) gain	175	(165)	3	(9)
Benefits paid	247	224	90	97
Prescription drug subsidy received			(7)	(5)
Foreign currency translation	(57)	(97)	(3)	
Business acquisitions	(29)	(4)	(26)	
Other	7	(12)		(2)
Benefit obligation at end of year	(3,092)	(3,125)	(859)	(854)
Change in plan assets				
Fair value of plan assets at beginning of year	2,173	1,916		
Actual return on plan assets	194	246		
Employer contributions	216	161	90	97
Benefits paid	(247)	(224)	(90)	(97)
Foreign currency translation	33	66		
Business acquisitions	26			
Other	8	8		
Fair value of plan assets at end of year	2,403	2,173	0	0
Funded status	(689)	(952)	(859)	(854)
Contributions after measurement date	7	3	5	7
Amount recognized in Consolidated Balance Sheet	$ (682)	$ (949)	$ (854)	$ (847)

Amounts recognized in the Consolidated Balance Sheet, follow:

	Pension liabilities		Other postretirement liabilities	
	2007	2006	2007	2006
Non-current assets	$ 10	$ 3		
Current liabilities	(11)	(10)	$ (82)	$ (81)
Non-current liabilities	(681)	(942)	(772)	(766)
Amount recognized in Consolidated Balance Sheet	$ (682)	$ (949)	$ (854)	$ (847)

Amounts recognized in Accumulated other comprehensive loss, before income tax benefits, follow:

	Pension liabilities		Other postretirement liabilities	
	2007	2006	2007	2006
Net actuarial loss	$ 764	$1,051	$ 232	$ 245
Prior service cost (credit)	3	23	(6)	(7)
Total before income tax benefits	$ 767	$1,074	$ 226	$ 238

Changes in pension plan assets and benefit liabilities recognized in Accumulated other comprehensive loss in Shareholders' equity, follow:

	Before income tax credits		After income tax credits	
	2007	2006	2007	2006
Accumulated other comprehensive loss at beginning of year	$1,074	$ 817	$ 707	$ 536
Change prior to adoption of SFAS No.158		9		8
Change due to adoption of SFAS No.158		248		163
Change post adoption of SFAS No.158				
Prior service cost arising during the year	(15)		(10)	
Net loss (gain) arising during the year	(190)		(134)	
Foreign currency translation	13		9	
Less amounts included in costs during the year	(115)		(76)	
Other			(3)	
Net change for the year	(307)	257	(214)	171
Accumulated other comprehensive loss at end of year	$ 767	$1,074	$ 493	$ 707

Changes in other postretirement benefit liabilities recognized in Accumulated other comprehensive loss in Shareholders' equity, follow:

	Before income tax credits		After income tax credits	
	2007	2006	2007	2006
Accumulated other comprehensive loss at beginning of year	$ 238		$ 119	
Change due to adoption of SFAS No.158		$ 238		$ 119
Change post adoption of SFAS No.158				
Net loss (gain) arising during the year	(3)		(2)	
Foreign currency translation	2		1	
Less amounts included in costs during the year	(11)		(6)	
Other			2	
Net change for the year	(12)	238	(5)	119
Accumulated other comprehensive loss at end of year	$ 226	$ 238	$ 114	$ 119

Pension Plans

The measurement date for all pension obligations is November 30. Effective for fiscal years ending after December 15, 2008, SFAS No.158 requires year-end measurements of plan assets and benefit obligations, eliminating the use of earlier measurement dates currently permissible. Assumptions used to determine pension benefit obligations and costs follow:

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

	United States plans			United States & non-United States plans (weighted-average)		
	2007	2006	2005	2007	2006	2005
Assumptions used to determine benefit obligation at year-end						
Discount rate	6.00%	5.60%	5.75%	5.96%	5.39%	5.51%
Rate of compensation increase	3.50%	3.50%	3.50%	3.68%	3.67%	3.67%
Assumptions used to determine cost						
Discount rate	5.60%	5.75%	6.00%	5.39%	5.51%	5.81%
Expected long-term return on plan assets	8.75%	8.75%	8.75%	8.31%	8.35%	8.41%
Rate of compensation increase	3.50%	3.50%	3.50%	3.67%	3.67%	3.60%

The expected long-term rate of return on pension assets was determined separately for each country and reflects long-term historical data, with greater weight given to recent years, and takes into account each plan's target asset allocation.

The components of pension benefit cost for continuing operations recorded in the Statements of Consolidated Income follow:

	2007	2006	2005
Service cost	$ (147)	$ (142)	$ (117)
Interest cost	(163)	(147)	(141)
Expected return on plan assets	179	166	166
Amortization	(74)	(67)	(49)
	(205)	(190)	(141)
Curtailment loss	(1)	(10)	(1)
Settlement loss	(41)	(41)	(34)
Costs recorded in Statements of Consolidated Income	$ (247)	$ (241)	$ (176)

The estimated net loss and prior service cost for the defined benefit pension plans that will be recognized from Accumulated other comprehensive loss into net periodic benefit cost in 2008 are $80 and $1, respectively.

The total accumulated benefit obligation for all pension plans at December 31, 2007 was $2,874 and at year-end 2006 was $2,899. The components of pension plans with an accumulated benefit obligation in excess of plan assets at December 31 follow:

	2007	2006
Projected benefit obligation	$ 2,309	$ 3,101
Accumulated benefit obligation	2,182	2,876
Fair value of plan assets	1,642	2,150

United States pension plans represent 68% and 67% of benefit obligations in 2007 and 2006, respectively.

The weighted-average pension plan asset allocations by asset category at December 31, 2007 and 2006 are as follows:

	2007	2006
Equity securities	80%	80%
Debt securities	18%	17%
Other	2%	3%
	100%	100%

Investment policies and strategies are developed on a country specific basis. The United States plan represents 67% of worldwide pension assets and its target allocation is 85% diversified equity, 12% United States Treasury Inflation-Protected Securities, and 3% cash equivalents. The United Kingdom plan represents 26% of worldwide pension assets and its target allocation is 70% diversified equity securities and 30% United Kingdom Government Bonds.

Contributions to pension plans that Eaton expects to make in 2008, and made in 2007, 2006 and 2005, follow:

	2008	2007	2006	2005
Voluntary				
United States		$150	$100	$ 50
United Kingdom	$ 28	30	19	14
Mandatory				
United States	131			
Other	41	40	43	33
	$200	$220	$162	$ 97

At December 31, 2007, expected pension benefit payments for each of the next five years and the five years thereafter in the aggregate are, $201 in 2008, $204 in 2009, $214 in 2010, $228 in 2011, $250 in 2012 and $1,443 in 2013-2017.

The Company also has various defined-contribution benefit plans, primarily consisting of the Eaton Savings Plan in the United States. Total contributions related to these plans charged to expense were $59 in 2007, $55 in 2006, and $48 in 2005.

Other Postretirement Benefit Plans

The measurement date for all other postretirement benefit plan obligations is November 30. Effective for fiscal years ending after December 15, 2008, SFAS No.158 requires year-end measurements of plan assets and benefit obligations, eliminating the use of earlier measurement dates currently permissible. Assumptions used to determine other postretirement benefit obligations and cost follow:

	2007	2006	2005
Assumptions used to determine benefit obligation at year-end			
Discount rate	6.00%	5.60%	5.75%
Health care cost trend rate assumed for next year	8.30%	8.80%	9.60%
Ultimate health care cost trend rate	4.75%	4.75%	4.75%
Year ultimate health care cost trend rate is achieved	2015	2014	2014
Assumptions used to determine cost			
Discount rate	5.60%	5.75%	6.00%
Initial health care cost trend rate	8.80%	9.60%	10.00%
Ultimate health care cost trend rate	4.75%	4.75%	4.75%
Year ultimate health care cost trend rate is achieved	2014	2014	2014

The components of other postretirement benefits cost for continuing operations recorded in the Statements of Consolidated Income follow:

	2007	2006	2005
Service cost	$ (15)	$ (17)	$ (16)
Interest cost	(47)	(45)	(48)
Amortization	(11)	(11)	(10)
	(73)	(73)	(74)
Curtailment loss		(2)	
Costs recorded in Statements of Consolidated Income	$ (73)	$ (75)	$ (74)

Estimated net loss and prior service cost (credit) for other postretirement benefit plans that will be recognized from Accumulated other comprehensive loss into net periodic benefit cost in 2008 are $11 and $(1), respectively.

Assumed health care cost trend rates may have a significant effect on the amounts reported for the health care plans. A 1-percentage point change in the assumed health care cost trend rates would have the following effects:

	1% Increase	1% Decrease
Effect on total of service and interest cost	$ 2	$ (2)
Effect on other postretirement liabilities	25	(23)

At December 31, 2007, expected other postretirement benefit payments for each of the next five years and the five years thereafter in the aggregate are $93 in 2008, $92 in 2009, $91 in 2010, $95 in 2011, $93 in 2012 and $426 in 2013-2017. The expected subsidy receipts related to the Medicare Prescription Drug, Improvement, and Modernization Act of 2003 that are included in the other postretirement benefit payments listed above for each of the next five years and the five years thereafter in the aggregate are, $9 in 2008 and 2009, $10 in 2010, 2011 and 2012 and $52 in 2013-2017.

Protection Of The Environment

Eaton has established policies to ensure that its operations are conducted in keeping with good corporate citizenship and with a positive commitment to the protection of the natural and workplace environments. For example, each manufacturing facility has a person responsible for environmental, health and safety (EHS) matters. All of the Company's manufacturing facilities are required to be certified to ISO 14001, an international standard for environmental management systems. The Company routinely reviews EHS performance at each of its facilities and continuously strives to improve pollution prevention at its facilities.

As a result of past operations, Eaton is involved in remedial response and voluntary environmental remediation at a number of sites, including certain of its currently-owned or formerly-owned plants. The Company has also been named a potentially responsible party (PRP) under the Federal Superfund law at a number of waste disposal sites.

A number of factors affect the cost of environmental remediation, including the number of parties involved at a particular site, the determination of the extent of contamination, the length of time the remediation may require, the complexity of environmental regulations, and the continuing advancement of remediation technology. Taking these factors into account, Eaton has estimated the costs of remediation, which will be incurred over a period of several years. The Company accrues an amount on an undiscounted basis, consistent with the estimates of these costs when it is probable that a liability has been incurred. The balance sheet included a liability for these costs of $64 at December 31, 2007 and 2006.

Based upon Eaton's analysis and subject to the difficulty in estimating these future costs, the Company expects that any sum it may be required to pay in connection with environmental matters is not reasonably likely to exceed the liability by an amount that would have a material adverse effect on its financial position, results of operations or cash flows. All of these estimates are forward-looking statements and, given the inherent uncertainties in evaluating environmental exposures, actual results can differ from these estimates.

Contingencies

Eaton is subject to a broad range of claims, administrative proceedings, and legal proceedings, such as lawsuits that relate to contractual allegations, patent infringement, personal injuries (including asbestos claims) and employment-related matters. Although it is not possible to predict with certainty the outcome or cost of these matters, the Company believes that these matters will not have a material adverse effect on its financial position, results of operations or cash flows.

Shareholders' Equity

There are 300 million Common Shares authorized ($.50 par value per share), 146.0 million of which were issued and outstanding at year-end 2007. At December 31, 2007, there were 8,501 holders of record of Common Shares. Additionally, 20,763 current and former employees were shareholders through participation in the Eaton Savings Plan (ESP), Eaton Personal Investment Plan (EPIP) and Eaton Electrical de Puerto Rico Inc. Retirement Savings Plan.

On January 22, 2007, Eaton announced that it had authorized a new 10 million Common Shares repurchase program, replacing the 1.3 million shares remaining from the 10 million shares repurchase authorization approved in April 2005. The shares are expected to be repurchased over time, depending on market conditions, the market price of the Company's Common Shares, the Company's capital levels and other considerations. The number of Common Shares repurchased in the open market and total cost, follows:

(Shares in millions)	Shares repurchased	Cost
2007	4.092	$ 340
2006	5.286	386
2005	7.015	450

The number of stock options exercised and the resulting cash proceeds follows:

(Shares in millions)	Stock options exercised	Cash proceeds
2007	3.713	$ 141
2006	3.083	108
2005	2.174	68

Eaton has plans that permit certain employees and directors to defer a portion of their compensation. The Company has deposited $26 of Common Shares and marketable securities into a trust at December 31, 2007 to fund a portion of these liabilities. The marketable securities were included in Other assets and the Common Shares were included in Shareholders' equity at historical cost.

Stock Options

Under various plans, stock options have been granted to certain employees and directors to purchase Common Shares at prices equal to fair market value on the date of grant. Substantially all of these options vest ratably during the three-year period following the date of grant and expire 10 years from the date of grant. During 1998, stock options were granted that have a provision for accelerated vesting if the Company achieves certain earnings per Common Share targets or certain Common Share market price targets. One-half of these options vest based on the achievement of earnings per share targets and the other half vest based on the achievement of Common Share market price targets. If the targets are not achieved, these options vest 10 days before the expiration of their 10-year term. Subsequent to the issuance of these options, the Common Share price target was achieved and the related options vested. As of December 31, 2007, 0.4 million stock options with accelerated vesting provisions associated with earnings per share targets were outstanding and had not vested, because the earnings per share targets had not been achieved. These options were exercised during the second and third weeks of January 2008.

Effective January 1, 2006, in accordance with SFAS No.123(R), "Share-Based Payment," Eaton began to record compensation expense under the "fair-value-based" method of accounting for stock options granted to employees and directors. In 2007 and 2006 expense for stock options was $30 and $27 pretax, respectively, ($21 and $20 after-tax, respectively, or $.14 and $.13 per Common Share both assuming dilution and basic, respectively). Additionally, the adoption of SFAS No.123(R) reduced cash provided by operating activities by $42 in 2007 and $28 in 2006, and increased cash provided by financing activities by the same amounts, because the new Statement requires, for the first time, certain income tax benefits resulting from exercises of stock options to be included in cash provided by financing activities.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Company adopted SFAS No.123(R) using the "modified prospective application" method and, consequently, financial results for periods prior to 2006 were not restated for this accounting change. Under the modified prospective method, compensation expense for stock options includes expense for all options granted prior to but not yet vested as of the end of 2005, and expense for options granted beginning in 2006, based on the grant date fair value of the options. Expense is recognized on a straight-line basis over the period the employee or director is required to provide service in exchange for the award. Prior to 2006, as allowed by SFAS No.123, "Accounting for Stock-Based Compensation," stock options were accounted for using the intrinsic-value-based method in Accounting Principles Board (APB) Opinion No. 25. Under that method, no compensation expense was recognized on the grant date, since on that date the option exercise price equaled the market price of the underlying Common Shares.

The fair value of stock options granted was estimated using the Black-Scholes option pricing model. A summary of the assumptions used in determining the fair value of options follows:

	2007	2006	2005
Expected volatility	22%	25%	27%
Expected option life in years	5	5	5
Expected dividend yield	2.0%	2.0%	2.0%
Risk-free interest rate	4.0% to 4.9%	4.3% to 5.0%	3.7% to 4.4%

Application of the Black-Scholes option pricing model involves assumptions that are judgmental and affect compensation expense. Historical information was the primary basis for the selection of expected volatility, expected option life, and expected dividend yield. Expected volatility was based on the most recent historical period equal to the expected life of the option. The risk-free interest rate was based on yields of U.S. Treasury zero-coupon issues with a term equal to the expected life of the option, on the date the stock options were granted.

The weighted-average fair value of stock options granted per option was $17.79 in 2007, $16.80 in 2006, and $16.73 in 2005. The total fair value of stock options vesting was $31 in 2007, $29 in 2006 and $24 in 2005. As of December 31, 2007, the total compensation expense not yet recognized related to non-vested stock options was $41, and the weighted-average period in which the expense is expected to be recognized is 1.5 years.

A summary of stock option activity for 2007 follows:

	Weighted-average price per option	Options	Weighted-average remaining contractual life in years	Aggregate intrinsic value
(Shares in millions)				
Outstanding January 1	$ 48.01	13.0		
Granted	80.86	2.1		
Exercised	38.89	(3.7)		
Canceled	71.94	(.2)		
Outstanding December 31	$ 56.83	11.2	6.0	$ 448
Exercisable December 31	$ 48.00	6.9	4.9	$ 338
Reserved for future grants December 31		3.3		

The aggregate intrinsic value in the table above represents the total pretax difference between the $96.95 closing price of Eaton Common Shares on the last trading day of 2007 over the exercise price of the stock option, multiplied by the number of options outstanding and exercisable. Under SFAS No.123(R), the aggregate intrinsic value is not recorded for financial accounting purposes and the value changes based on the daily changes in the fair market value of the Company's Common Shares.

Information related to stock options exercised follows:

	2007	2006	2005
Proceeds from stock options exercised	$141	$108	$ 68
Income tax benefits related to stock options exercised			
Reported in operating activities in statement of cash flows	11	8	21
Reported in financing activities in statement of cash flows	42	28	
Intrinsic value of stock options exercised	163	102	74

Prior to 2006, Eaton applied the disclosure-only provisions of SFAS No.123, "Accounting for Stock-Based Compensation." If the Company had accounted for its stock options under the fair-value-based method of SFAS No.123, net income and net income per Common Share would have been as follows:

	2005
Net income	
As reported	$ 805
Stock-based compensation expense, net of income taxes	(18)
Assuming fair-value-based method	$ 787
Net income per Common Share assuming dilution	
As reported	$ 5.23
Stock-based compensation expense, net of income taxes	(.12)
Assuming fair-value-based method	$ 5.11
Net income per Common Share basic	
As reported	$ 5.36
Stock-based compensation expense, net of income taxes	(.12)
Assuming fair-value-based method	$ 5.24

Accumulated Other Comprehensive Income (Loss)

The components of Accumulated other comprehensive income (loss) as reported in the Consolidated Balance Sheet follow:

	2007	2006
Foreign currency translation and related hedging instruments (net of income tax benefits of $8 in 2007 and $22 in 2006)	$ 190	$ (22)
Deferred (loss) gain on cash flow hedges (net of income tax benefits of $4 in 2007 and $1 in 2006)	(6)	(1)
Pensions (net of income tax benefits of $266 in 2007 and $367 in 2006)	(493)	(707)
Other postretirement benefits (net of income tax benefits of $111 in 2007 and $119 in 2006)	(114)	(119)
	$ (423)	$ (849)

A discussion of the adjustments related to pensions and other postretirement benefit liabilities is included in the "Retirement Benefit Plans" Note above.

Income Taxes

For financial statement reporting purposes, income from continuing operations before income taxes is summarized below based on the geographic location of the operation to which such earnings are attributable. Certain foreign operations are branches of Eaton and are, therefore, subject to United States as well as foreign income tax regulations. As a result, pretax income by location and the components of income tax expense by taxing jurisdiction are not directly related. For purposes of this note to the consolidated financial statements, non-United States operations include Puerto Rico.

	Income from continuing operations before income taxes		
	2007	2006	2005
United States	$ 52	$ 150	$ 198
Non-United States	989	819	766
	$1,041	$ 969	$ 964

	Income tax expense for continuing operations		
	2007	2006	2005
Current			
United States			
Federal	$ 7	$ 13	$ 68
State & local	9	(9)	3
Non-United States	140	9	134
	156	13	205
Deferred			
United States			
Federal	(15)	25	(9)
State & local	(20)	24	
Non-United States	(39)	10	(15)
	(74)	59	(24)
	$ 82	$ 72	$ 181

Reconciliations of income taxes from the United States Federal statutory rate to the effective income tax rate for continuing operations follow:

	2007	2006	2005
Income taxes at the United States statutory rate	35.0%	35.0%	35.0%
United States state & local income taxes	0.2%	1.6%	0.5%
Other United States-net	(1.5%)	(1.0%)	(3.8%)
Non-United States operations (earnings taxed at other than United States tax rate)	(20.3%)	(18.9%)	(12.8%)
Adjustment of worldwide tax liabilities	(5.5%)	(9.3%)	—
	7.9%	7.4%	18.9%

In 2007 and 2006, Eaton recorded income tax benefits of $57 and $90, respectively, which represented an adjustment of worldwide tax liabilities. The 2007 income tax benefits reduced the effective income tax rate for full year 2007 from 13.4% to 7.9%. The 2007 income tax benefits resulted from multiple income tax items. Included in the tax benefits were a $14 benefit from changes to state tax laws and a favorable revaluation of worldwide deferred tax assets. The income tax benefits for 2006 reduced the effective income tax rate for full year 2006 from 16.7% to 7.4%.

Significant components of current and long-term deferred income taxes follow:

	2007		2006	
	Current assets	Long-term assets	Current assets	Long-term assets
Accruals & other adjustments				
Employee benefits	$ 85	$588	$ 74	$725
Depreciation & amortization		(461)		(329)
Other accruals & adjustments	224	100	213	55
Other items		(9)		1
United States Federal income tax credit carryforwards		75		51
United States state & local tax loss carryforwards and tax credit carryforwards		96		92
Non-United States tax loss carryforwards		82		96
Non-United States income tax credit carryforwards		55		
Valuation allowance	(18)	(251)	(20)	(201)
	$291	$275	$267	$490

At the end of 2007, United States Federal income tax credit carryforwards of $75 were available to reduce future Federal income tax liabilities. These credits include $22 that expire in 2025 through 2027, and $53 of which are not subject to expiration. A valuation allowance of $4 has been recorded for these income tax credit carryforwards. United States state and local tax loss carryforwards with a future tax benefit of $56 are also available at the end of 2007. Their expiration dates are $8 in 2008 through 2012, $10 in 2013 through 2017, $25 in 2018 through 2022, and $13 in 2023 through 2027. A full valuation allowance has been recorded for these state and local tax loss carryforwards. There are also United States state and local tax credit carryforwards with a future tax benefit of $40 available at the end of 2007. Their expiration dates are $9 in 2008 through 2012, $15 in 2013 through 2017, $9 in 2018 through 2022, and $7 in 2023 through 2027. A valuation allowance of $35 has been recorded for these state and local tax credit carryforwards. A valuation allowance of $41 has also been recorded for certain other state and local deferred income tax assets.

At December 31, 2007, certain non-United States subsidiaries had tax loss carryforwards aggregating $322 that are available to offset future taxable income. Carryforwards of $193 expire at various dates from 2008 through 2022 and the balance has no expiration date. A deferred tax asset of $82 has been recorded for these tax loss carryforwards and a valuation allowance of $79 has also been recorded for these tax loss carryforwards. Any future recognition of tax benefits related to $22 of this tax loss carryforward valuation allowance will first be allocated to reduce goodwill. Tax credits at non-United States subsidiaries of $55 were available to reduce future income tax liabilities. These credits include $49 that will expire in 2016 and $6 that are not subject to limitation. A valuation allowance of $54 has been recorded for these income tax credits.

No provision has been made for income taxes on undistributed earnings of consolidated non-United States subsidiaries of $3,655 at December 31, 2007, since it is the Company's intention to indefinitely reinvest undistributed earnings of its foreign subsidiaries. It is not practicable to estimate the additional income taxes and applicable foreign withholding taxes that would be payable on the remittance of such undistributed earnings.

Worldwide income tax payments were $141 in 2007, $129 in 2006 and $171 in 2005.

Unrecognized Income Tax Benefits

Effective January 1, 2007, Eaton adopted FASB Interpretation (FIN) No. 48, "Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109." FIN No. 48 clarifies the accounting for uncertainty in income taxes by establishing minimum standards for the recognition and measurement of income tax positions taken, or expected to be taken, in an income tax return. FIN No. 48 also changes the disclosure standards for income taxes. Eaton's historical policy has been to enter into tax planning strategies only if it is more

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

likely than not that the benefit would be sustained upon audit. For example, the Company does not enter into any of the Internal Revenue Service (IRS) Listed Transactions as set forth in Treasury Regulation 1.6011-4. The net income tax assets recognized under FIN No.48 at January 1, 2007 did not differ from the net assets recognized before adoption, and, therefore, the Company did not record a cumulative-effect adjustment related to the adoption of FIN No.48.

A summary of gross unrecognized income tax benefits follows:

Unrecognized income tax benefits at January 1, 2007	$ 93
Increases and decreases as a result of positions taken during prior years:	
Transfers from valuation allowances	10
Other increases	4
Other decreases	(26)
Increases as a result of positions taken during the current year	33
Decreases relating to settlements with tax authorities	(18)
Unrecognized income tax benefits at December 31, 2007	$ 96

If all of the gross unrecognized tax benefits were recorded, the net impact on the effective income tax rate would be $78.

The Company recognizes accrued interest and penalties related to unrecognized income tax benefits in the provision for income tax expense. The Company has accrued penalties in jurisdictions where they are automatically applied to any deficiency, regardless of the merit of the position. As of the adoption of FIN No.48, the Company had accrued approximately $23 for the payment of interest and penalties. As of December 31, 2007, the Company had accrued approximately $20 for the payment of interest and penalties.

The resolution of the majority of the Company's unrecognized income tax benefits is dependent on uncontrollable factors such as law changes; new case law; the willingness of the income tax authority to settle the issue, including the timing thereof; and other factors. Therefore, for the majority of unrecognized income tax benefits, it is not reasonably possible to estimate the increase or decrease in the next 12 months. For each of the unrecognized income tax benefits where it is possible to estimate the increase or decrease in the balance within the next 12 months, the Company does not anticipate any significant change.

The Company or its subsidiaries file income tax returns in the United States and foreign jurisdictions. The U.S. Internal Revenue Service (IRS) completed their audit of tax years 2003 and 2004 during third quarter 2007, and is currently in the process of conducting an examination of the Company's U.S. income tax returns for 2005 and 2006. With only a few exceptions, the Company is no longer subject to state and local income tax examinations for years before 2004, or foreign examinations for years before 2002. The Company is also under examination for the income tax filings in various state and foreign jurisdictions. The Company does not anticipate any adjustments that would result in a material change in financial position.

Other Information

Accounts Receivable

Accounts receivable were net of an allowance for doubtful accounts of $23 at December 31, 2007 and 2006.

Inventories

The components of inventories follow:

	2007	2006
Raw materials	$ 674	$ 570
Work-in-process	384	321
Finished goods	533	504
Inventories at FIFO	1,591	1,395
Excess of FIFO over LIFO cost	(108)	(102)
	$ 1,483	$ 1,293

Inventories at FIFO accounted for using the LIFO method were 42% and 52% at the end of 2007 and 2006, respectively.

Warranty Liabilities

A summary of the current and long-term liabilities for warranties follows:

	2007	2006	2005
Balance at the beginning of the year	$176	$ 157	$ 152
Current year provision	57	91	93
Business acquisitions	7	1	3
Claims paid/satisfied	(73)	(83)	(87)
Other		10	(4)
Balance at the end of the year	$167	$ 176	$ 157

Lease Commitments

Eaton leases certain real properties and equipment. Minimum rental commitments at December 31 under noncancelable operating leases, which expire at various dates and in most cases contain renewal options, for each of the next five years and thereafter in the aggregate were, $102 in 2008, $77 in 2009, $55 in 2010, $38 in 2011, $26 in 2012 and $34 thereafter.

Rental expense of continuing operations was $133 in 2007, $123 in 2006, and $115 in 2005.

Net Income per Common Share

A summary of the calculation of net income per Common Share assuming dilution and basic follows:

(Shares in millions)	2007	2006	2005
Income from continuing operations	$ 959	$ 897	$ 783
Income from discontinued operations	35	53	22
Net income	$ 994	$ 950	$ 805
Average number of Common Shares outstanding assuming dilution	150.3	152.9	154.0
Less dilutive effect of stock options	3.0	2.7	3.8
Average number of Common Shares outstanding basic	147.3	150.2	150.2
Net income per Common Share assuming dilution			
Continuing operations	$6.38	$5.87	$5.08
Discontinued operations	.24	.35	.15
	$6.62	$6.22	$5.23
Net income per Common Share basic			
Continuing operations	$6.51	$5.97	$5.21
Discontinued operations	.24	.35	.15
	$6.75	$6.32	$5.36

Business Segment & Geographic Region Information

Eaton is a diversified industrial manufacturer with 2007 sales of $13.0 billion. The Company is a global leader in the design, manufacture, marketing and servicing of electrical systems and components for power quality, distribution and control; fluid power systems and services for industrial, mobile and aircraft equipment; intelligent truck drivetrain systems for safety and fuel economy; and automotive engine air management systems, powertrain solutions and specialty controls for performance, fuel economy and safety. The Company had 64,000 employees at the end of 2007 and had sales to customers in more than 150 countries. Major products included in each business segment and other information follows.

Electrical

Low- and medium-voltage power distribution and control products that meet ANSI/NEMA and IEC standards; a wide range of circuit breakers, and a variety of assemblies and components used in managing distribution of electricity to industrial, utility, light commercial, residential and OEM markets; drives, contactors, starters, power factor and harmonic correction; a wide range of sensors used for position sensing; a full range of operator interface hardware and software for interfacing with machines, and other motor control products used in the control and protection of electrical power distribution systems; a full range of AC and DC uninterruptible power supply (UPS) systems; power management software, remote monitoring, turnkey integration services and site support engineering services for electrical power and control systems

Fluid Power

Hydraulic power generation systems for industrial, mobile, automotive, and aerospace applications, including pumps, motors, hydraulic power units, hose and fittings, transaxles, transmissions, electro-hydraulic pumps, power and load management systems; a wide range of controls and sensing products including, valves, cylinders, electronic controls, cockpit controls, electromechanical actuators, sensors, illuminated and integrated displays and panels, health and unit monitoring systems (HUMS), aircraft flap and slat systems, and nose wheel steering systems; a full range of fluid conveyance products, including hose, thermoplastic tubing, fittings, adapters, couplings, sealing, and ducting for large commercial aircraft and regional jets; aerospace fuel systems, including fuel pumps, sensors, valves, adapters, and regulators used in high technology commercial and military aircraft; filtration systems solutions including filter bags, canisters, and vessels with a focus on oil and gas, fine chemicals, and food and beverage applications; heavy-duty drum and disc brakes, clutches and controllers for offshore oil and gas exploration, mining and metal forming markets; and golf grips, and precision molded and extruded plastic products

Truck

Heavy-, medium-, light-duty and agricultural mechanical transmissions; heavy- and medium-duty automated transmissions; heavy- and medium-duty clutches; a variety of other products including gears and shafts, transfer boxes, gearshift mechanisms, rotors; electronic diagnostic equipment for commercial vehicles; collision warning systems; and diesel-electric hybrid power systems for commercial vehicles and buses

Automotive

Engine valves; valve actuation components, engine displacement control components, advanced valvetrain and fuel management systems to enhance fuel economy and emissions; cylinder heads; superchargers and superturbo charging; advanced air and hydrogen management devices for fuel cells; limited slip and locking differentials, electronically controlled traction modification devices, and off road performance and racing differentials; precision gear forgings; compressor control clutches for mobile refrigeration; transmission controls; on-board vapor recovery systems; fuel level senders; exhaust gas recirculation valves for heavy-duty engines; turbocharger waste gate controls; and intake manifold control valves

Other Information

The principal markets for the Electrical segment are industrial, non-residential and residential construction, commercial, government, institutional, and telecommunications customers. These customers are generally concentrated in North America, Europe and Asia/Pacific; however, sales are made globally. Sales are made directly by Eaton and indirectly through distributors and manufacturers representatives to such customers.

The principal markets for the Fluid Power segment are original equipment manufacturers and after-market customers of off-highway, aircraft and industrial equipment. These manufacturers are located globally and products are sold and serviced through a variety of channels.

The principal markets for the Truck and Automotive segments are original equipment manufacturers and after-market customers of heavy-, medium-, and light-duty trucks and passenger cars. These manufacturers are located globally and most sales of these products are made directly to such manufacturers.

No single customer represented more than 10% of net sales in 2007, 2006 or 2005. Sales from United States operations to customers in foreign countries were $986 in 2007, $988 in 2006 and $938 in 2005 (8% of sales in 2007, 2006 and 2005).

The accounting policies of the business segments are generally the same as the policies described under "Accounting Policies" above, except that inventories and related cost of products sold of the segments are accounted for using the FIFO method and operating profit only reflects the service cost component related to pensions and other postretirement benefits. Intersegment sales and transfers are accounted for at the same prices as if the sales and transfers were made to third parties.

In accordance with SFAS No.131, for purposes of business segment performance measurement, the Company does not allocate to the business segments items that are of a non-operating nature or corporate organizational and functional expenses of a governance nature. Corporate expenses consist of corporate office expenses including compensation, benefits, occupancy, depreciation, and other administrative costs. Identifiable assets of the business segments exclude goodwill, other intangible assets, and general corporate assets, which principally consist of cash, short-term investments, deferred income taxes, certain accounts receivable, certain property, plant and equipment, and certain other assets.

Geographic Region Information

Net sales and segment operating profit are measured based on the geographic location of the selling plant. Long-lived assets consist of property, plant and equipment-net.

	Net sales	Segment operating profit	Long-lived assets
2007			
United States	$ 8,556	$ 1,177	$ 1,161
Canada	371	54	20
Europe	2,624	166	592
Latin America	1,246	150	345
Asia/Pacific	1,144	121	215
Eliminations	(908)		
	$13,033		$2,333
2006			
United States	$ 8,530	$1,146	$ 1,188
Canada	337	44	16
Europe	2,313	65	579
Latin America	1,090	120	318
Asia/Pacific	888	93	170
Eliminations	(926)		
	$12,232		$ 2,271
2005			
United States	$ 7,645	$1,015	$ 1,191
Canada	315	48	16
Europe	1,964	95	533
Latin America	1,036	136	298
Asia/Pacific	786	80	137
Eliminations	(872)		
	$10,874		$ 2,175

Business segment operating profit was reduced by acquisition integration charges, as follows:

	2007	2006	2005
United States	$27	$23	$17
Europe	20	7	7
Latin America	12	6	4
Asia/Pacific	5	4	8
	$64	$40	$36

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

BUSINESS SEGMENT INFORMATION	*2007*	*2006*	*2005*
Net sales			
Electrical	$ 4,759	$ 4,184	$ 3,758
Fluid Power	4,480	3,983	3,240
Truck	2,147	2,520	2,288
Automotive	1,647	1,545	1,588
	$ 13,033	$ 12,232	$ 10,874
Operating profit			
Electrical	$ 579	$ 474	$ 375
Fluid Power	518	422	339
Truck	357	448	453
Automotive	214	124	207
Corporate			
Amortization of intangible assets	(79)	(51)	(30)
Interest expense-net	(147)	(105)	(90)
Minority interest	(14)	(10)	(5)
Pension & other postretirement benefit expense	(164)	(152)	(120)
Stock option expense	(30)	(27)	
Contribution to Eaton Charitable Fund	(16)		
Other corporate expense–net	(177)	(154)	(165)
Income from continuing operations before income taxes	1,041	969	964
Income taxes	82	72	181
Income from continuing operations	959	897	783
Income from discontinued operations	35	53	22
Net income	$ 994	$ 950	$ 805
Business segment operating profit was reduced by acquisition integration charges, as follows:			
Electrical	$ 12	$ 7	$ 21
Fluid Power	51	23	7
Truck		5	4
Automotive	1	5	4
	$ 64	$ 40	$ 36
Identifiable assets			
Electrical	$ 1,960	$ 1,669	$ 1,454
Fluid Power	2,279	2,007	1,787
Truck	996	1,015	1,064
Automotive	910	890	960
	6,145	5,581	5,265
Goodwill	3,982	3,034	3,139
Other intangible assets	1,557	969	626
Corporate	1,746	1,833	1,188
Total assets	$ 13,430	$ 11,417	$ 10,218
Expenditures for property, plant & equipment			
Electrical	$ 82	$ 74	$ 59
Fluid Power	105	121	76
Truck	62	66	99
Automotive	69	79	108
	318	340	342
Corporate	36	20	21
	$ 354	$ 360	$ 363
Depreciation of property, plant & equipment			
Electrical	$ 79	$ 79	$ 84
Fluid Power	107	105	94
Truck	84	77	70
Automotive	75	69	76
	345	330	324
Corporate	23	22	19
	$ 368	$ 352	$ 343

Dollars in millions, except for per share data (per share data assume dilution)

Overview of the Company

Eaton is a diversified industrial manufacturer with 2007 sales of $13.0 billion. The Company is a global leader in the design, manufacture, marketing and servicing of electrical systems and components for power quality, distribution and control; fluid power systems and services for industrial, mobile and aircraft equipment; intelligent truck drivetrain systems for safety and fuel economy; and automotive engine air management systems, powertrain solutions and specialty controls for performance, fuel economy and safety. The principal markets for the Electrical segment are industrial, non-residential and residential construction, commercial, government, institutional, and telecommunications customers. These customers are generally concentrated in North America, Europe and Asia/Pacific; however, sales are made globally, directly by Eaton and indirectly through distributors and manufacturers representatives to such customers. The principal markets for the Fluid Power segment are original equipment manufacturers and after-market customers of off-highway, aircraft and industrial equipment. These manufacturers are located globally and products are sold and serviced through a variety of channels. The principal markets for the Truck and Automotive segments are original equipment manufacturers and after-market customers of heavy-, medium-, and light-duty trucks and passenger cars. These manufacturers are located globally and most sales of these products are made directly to such manufacturers. The Company had 64,000 employees at the end of 2007 and sells products to customers in more than 150 countries.

Highlights of Results for 2007

Eaton reported improved earnings per share in 2007 despite a sharp decline in the North American commercial truck market, and was successful in further expanding the proportion of its sales outside the United States.

During 2007, the Company posted new records for sales, net income and earnings per Common Share. Sales, operating profit and operating margin for the Electrical and Fluid Power business segments improved in 2007 compared to 2006, setting new records. Sales and operating profit of the Automotive segment were also new records and operating margin was a near record. Sales of the Truck segment in 2007 were lower than 2006 due to a 44% decline in the North American heavy-duty truck market and a 28% decline in the North American medium-duty truck market.

The following are highlights of 2007:

	2007	2006	Increase
Continuing operations			
Net sales	$13,033	$12,232	7%
Gross profit	3,651	3,283	11%
Percent of net sales	28.0%	26.8%	
Income before income taxes	1,041	969	7%
Income after income taxes	$ 959	$ 897	7%
Income from discontinued operations	35	53	
Net income	$ 994	$ 950	5%
Net income per Common Share assuming dilution			
Continuing operations	$ 6.38	$ 5.87	9%
Discontinued operations	.24	.35	
	$ 6.62	$ 6.22	6%
Return on Shareholders' equity	22.2%	23.0%	

Net sales in 2007 were a new record for Eaton, surpassing the record set in 2006. Sales growth of 7% in 2007 over 2006 consisted of 3% from acquisitions of businesses, 3% from foreign exchange, and 1% from organic growth. Organic growth included 2% from outgrowing end markets, offset by a 1 1/2% decline in end markets, principally due to the anticipated sharp reduction in North American commercial truck production.

Gross profit increased 11% in 2007 compared to 2006 and improved to 28.0% of net sales, up from 26.8% of net sales in 2006. These increases were primarily due to sales growth of 7%; benefits from the Excel 07 program; benefits of integrating acquired businesses; continued productivity improvements driven by the Eaton Business System (EBS); and net pretax costs in 2006 related to the Excel 07 program. The Excel 07 program was a series of actions taken in 2006 intended to address resource levels and operating performance in businesses that underperformed in 2005 and businesses that were expected to weaken during second half 2006 and 2007. The improvements in gross profit in 2007 were partially offset by higher prices paid for certain raw materials, supplies and basic metals and higher acquisition integration charges in 2007 compared to 2006. Overall business segment operating margin in 2007 was a record 12.8%, with the Electrical and Fluid Power businesses representing over 65% of overall segment operating profit.

Net income and net income per Common Share assuming dilution for 2007 were new records for the Company, increasing 5% and 6%, respectively, compared to 2006. The improvements in 2007 were primarily due to higher sales and the other factors that affected gross profit as discussed above, partially offset by increases in selling, administrative, and research and development expenses; higher interest expense; a contribution to the Eaton Charitable Fund; and a lower after-tax gain on the sale of certain businesses of the Automotive segment in 2007 compared to a similar gain in 2006, which were reported as Discontinued operations in the Statements of Consolidated Income. Earnings per share in 2007 also benefited from a lower number of shares outstanding due to the repurchase of Common Shares in 2007 and 2006 exceeding shares issued from exercises of stock options. Return on Shareholders' equity was 22.2%.

In 2007, Eaton acquired nine businesses in separate transactions for a combined net cash purchase price of $1,433. The majority of the acquisition spending has been in two of the Company's highest priority markets, aerospace and electrical power quality. The Statements of Consolidated Income include the results of these businesses from the effective dates of acquisition. These acquisitions are summarized below:

- On November 8, 2007, Eaton acquired Arrow Hose & Tubing Inc., a Canada-based manufacturer of specialty thermoplastic hose and tubing for the industrial, food and beverage, and agricultural markets. This business had sales of $12 in 2006 and is included in the Fluid Power segment.
- On October 31, 2007, the Company acquired the MGE small systems UPS business from Schneider Electric. This business is a France-based global provider of power quality solutions including uninterruptible power supply (UPS) systems, power distribution units, static transfer switches and surge suppressors, and had sales of $245 for the year ended September 30, 2007. This business is included in the Electrical segment.
- On October 19, 2007, Eaton acquired the assets of Babco Electric Group, an Alberta, Canada-based manufacturer of specialty low- and medium-voltage switchgear and electrical housings for use in the Canadian oil and gas industry and other harsh environments. This business had sales of $11 in the year ended April 30, 2007 and will be included in the Electrical segment.
- On June 19, 2007, Eaton acquired Pulizzi Engineering, a U.S. manufacturer of AC power distribution, AC power sequencing, redundant power and remote-reboot power management systems. This business had sales of $12 in 2006 and is included in the Electrical segment.
- On May 18, 2007, the Company acquired technology and related assets of SMC Electrical Products, Inc.'s industrial medium-voltage adjustable frequency drive business. This business is included in the Electrical segment.
- On May 2, 2007, Eaton acquired the fuel components division of Saturn Electronics & Engineering, Inc., a U.S. designer and manufacturer of fuel containment and shutoff valves, emissions control valves and specialty actuators. This business had sales of $28 in 2006 and is included in the Automotive segment.
- On April 5, 2007, Eaton acquired Aphel Technologies Limited, a U.K.-based global supplier of high density, fault-tolerant power distribution solutions for data-centers, technical offices, laboratories and retail environments. This business had sales of $12 in 2006 and is included in the Electrical segment.
- On March 16, 2007, Eaton acquired Argo-Tech Corporation, a U.S.-based aerospace business, which had sales of $206 in 2006. Argo-Tech is a leader in high performance aerospace engine fuel pumps and systems, airframe fuel pumps and systems, and ground fueling systems for commercial and military aerospace markets. This business is included in the Fluid Power segment.
- On February 7, 2007, the Company acquired the Power Protection Business of Power Products Ltd., a Czech Republic distributor and service provider of Powerware® products and other uninterruptible power supply (UPS) systems. This business had sales of $3 in 2006 and is included in the Electrical segment.

On December 20, 2007, Eaton announced it had reached an agreement to purchase The Moeller Group, a Germany-based business, for €1.55 billion (U.S. $2.3 billion). This transaction is expected to close at the beginning of the second quarter of 2008. This business, which had sales of €1.02 billion (U.S. $1.5 billion) for 2007, is a leading supplier of electrical components for commercial and residential building applications, and controls for industrial equipment applications. The business will be integrated into the Electrical segment.

On December 20, 2007, Eaton announced a tender offer for all shares of Phoenixtec Power Company Ltd., a company listed on the Taiwan Stock Exchange. The tender offer closed on February 22, 2008, with 91% of Phoenixtec's shares having been tendered into the offer. Eaton acquired the tendered shares on February 26, 2008 and intends to take further steps to acquire all remaining shares. Once that has been accomplished, the Company expects to have paid a total purchase price, net of estimated cash and debt acquired, of $568 for Phoenixtec. This business, with sales of approximately $515 in 2007, manufactures single and three-phase uninterruptible power supply (UPS) systems. The business will be integrated into the Electrical segment.

In order to initially finance the acquisitions of The Moeller Group and Phoenixtec, on January 25, 2008, Eaton entered into a revolving credit agreement, in the amount of $3.0 billion, which may be used either to fund direct loans or to backstop commercial paper borrowings. The proceeds must be used to finance certain acquisitions including, but not limited to, the acquisition of The Moeller Group and Phoenixtec. All amounts borrowed under the credit agreement, including commercial paper backstopped by this agreement, must be repaid by January 23, 2009, but may be repaid earlier at the Company's option or may be required to be repaid earlier in the event of a default. The commitment amount of the revolving credit agreement will be reduced by the net amount of any proceeds raised through certain future capital market transactions which may include, but are not limited to, debt or equity issuances. The credit agreement also includes covenants customary for transactions of this type with borrowers having capital structures similar to Eaton.

In the third quarter of 2007, Eaton sold the Mirror Controls Division of the Automotive segment for $111, resulting in a $20 after-tax gain, or $.12 per Common Share. In the third quarter of 2006, certain other businesses of the Automotive segment were sold for $64, resulting in a $35 after-tax gain, or $.23 per share. The gains on sale of the Mirror Controls Division and the businesses sold in 2006, and other results of these businesses, are reported as Discontinued operations in the Statement of Consolidated Income.

Net cash provided by operating activities was $1,161 in 2007 compared to $1,431 in 2006. The decrease was primarily due to a net increase of $224 in working capital funding, and an increase of $61 in voluntary contributions made to the qualified pension plans in the United States and the United Kingdom, partially offset by higher net income of $44 and other adjustments. Cash and short-term investments totaled $646 at year-end 2007, down $139 from $785 at year-end 2006, reflecting the use of these assets to partially fund operating, investing and financing activities.

Total debt of $3,417 at the end of 2007 increased $831 from $2,586 at year-end 2006. Changes in debt during 2007 included the issuance of $781 of long-term notes, and commercial paper and other borrowings of $933, partially offset by the repayment of $979 of notes, commercial paper and other debt. The increase in total debt during 2007 largely resulted from funding acquisitions of businesses in 2007 of $1,433; capital expenditures of $354; the repurchase of 4.1 million Common Shares for $340 and cash dividends paid of $251; partially offset by net cash provided by operating activities of $1,161 and other items. The net-debt-to-capital ratio was 34.9% at the end of 2007 compared to 30.5% at year-end 2006, reflecting the combined effect of the $831 increase in total debt in 2007, and the $139 decline in cash and short-term investments in 2007.

Net working capital of $1,108 at the end of 2007 decreased by $10 from $1,118 at year-end 2006. The decrease was largely due to the $139 decrease in cash and short-term investments, which reflected the use of these assets to partially fund operating, investing and financing activities; an increase of $335 in short-term debt due to higher commercial paper borrowings to fund operations; and a net decrease of $168 in other working capital items. These decreases were partially offset by the $280 increase in accounts receivable, resulting from increased sales and the acquisitions of Argo-Tech and the MGE small systems UPS business; the $190 increase in inventories to support higher levels of sales and from these acquisitions; and the decrease of $162 in current portion of long-term debt due to the repayment of notes that matured. The current ratio was 1.3 at year-end 2007 and 2006.

On January 22, 2007, Eaton announced it had authorized a 10 million Common Shares repurchase program, replacing the 1.3 million shares remaining from the 10 million shares repurchase authorization approved in April 2005. The shares are expected to be repurchased over time, depending on market conditions, the market price of the Company's Common Shares, the Company's capital levels and other considerations. Under the share repurchase program, 4.1 million shares were repurchased in the open market in 2007 at a total cost of $340.

In light of its strong results and future prospects, on January 22, 2008 Eaton announced that it was increasing the quarterly dividend on its Common Shares by 16%, from $.43 per share to $.50 per share, effective for the February 2008 dividend. This is the fourth dividend increase within the last three years, reflecting Eaton's philosophy of growing its dividend in line with its long-term growth in earnings.

Results of Operations–2007 Compared to 2006

	2007	2006	Increase
Continuing operations			
Net sales	$ 13,033	$ 12,232	7%
Gross profit	3,651	3,283	11%
Percent of net sales	28.0%	26.8%	
Income before income taxes	1,041	969	7%
Income after income taxes	$ 959	$ 897	7%
Income from discontinued operations	35	53	
Net income	$ 994	$ 950	5%
Net income per Common Share assuming dilution			
Continuing operations	$ 6.38	$ 5.87	9%
Discontinued operations	.24	.35	
	$ 6.62	$ 6.22	6%
Return on Shareholders' equity	22.2%	23.0%	

Net sales in 2007 were a new record for Eaton, surpassing the record set in 2006. Sales growth of 7% in 2007 over 2006 consisted of 3% from acquisitions of businesses, 3% from foreign exchange, and 1% from organic growth. Organic growth included 2% from outgrowing end markets, offset by a 1 1/2% decline in end markets, principally due to the anticipated sharp reduction in North American commercial truck production.

Gross profit increased 11% in 2007 compared to 2006 and improved to 28.0% of net sales, up from 26.8% of net sales in 2006. These increases were primarily due to sales growth of 7%; benefits from the Excel 07 program; benefits of integrating acquired businesses; continued productivity improvements driven by the Eaton Business System (EBS); and net pretax costs of $154 in 2006 related to the Excel 07 program. The Excel 07 program was a series of actions taken in 2006 intended to address resource levels and operating performance in businesses that underperformed in 2005 and businesses that were expected to weaken during second half 2006 and 2007. The improvements in gross profit in 2007 were partially offset by higher prices paid for certain raw materials, supplies and basic metals; and higher acquisition integration charges of $64 in 2007 compared to $40 in 2006. Overall business segment operating margin in 2007 was a record 12.8%, with the Electrical and Fluid Power businesses representing over 65% of overall segment operating profit.

Results by Geographic Region

Net sales and segment operating profit are measured based on the geographic location of the selling plant.

	Net sales			Segment operating profit			Operating margin	
	2007	2006	Increase	2007	2006	Increase	2007	2006
United States	$ 8,556	$ 8,530	—	$ 1,177	$ 1,146	3%	13.8%	13.4%
Canada	371	337	10%	54	44	23%	14.6%	13.1%
Europe	2,624	2,313	13%	166	65	155%	6.3%	2.8%
Latin America	1,246	1,090	14%	150	120	25%	12.0%	11.0%
Asia/Pacific	1,144	888	29%	121	93	30%	10.6%	10.5%
Eliminations	(908)	(926)						
	$13,033	$12,232	7%					

In the United States, sales in 2007 were flat compared to 2006, while operating profit increased 3% over 2006. Sales increases in the Electrical and Fluid Power segments due to the acquisitions of Argo-Tech and other businesses, as well as growth in end markets, were offset by reduced sales in the Truck segment due to a decline in the North American commercial truck market. The increase in operating profit reflected improved sales and performance in all business segments, except Truck; benefits of the Excel 07 program; benefits of integrating acquired businesses; and $69 of net pretax costs in 2006 related to the Excel 07 program. Acquisition integration charges were $27 in 2007 compared to $23 in 2006 in the United States.

Growth in Canada of 10% in sales and 23% in operating profit was primarily due to higher sales in Electrical, resulting from growth in end markets and sales from acquired businesses.

Sales growth in Europe of 13% was primarily due to higher sales in Electrical, which reflected the acquisitions of the MGE small systems UPS business and other businesses, as well as increased sales in Fluid Power and Automotive, largely due to growth in their end markets. The sharp increase in operating profit in Europe reflected increased operating profit in Automotive and Truck, largely due to $77 of net pretax costs in 2006 related to the Excel 07 program; sales growth; benefits from the Excel 07 program; and benefits of integrating acquired businesses. These increases were partially offset by higher acquisition integration charges of $20 in 2007 compared to $7 in 2006.

In Latin America, growth of 14% in sales was largely due to higher sales in Truck, Fluid Power, and Electrical. The 25% increase in operating profit in Latin America was attributable to higher sales; benefits of the Excel 07 program; an adjustment in 2006 related to Brazilian inventories in the Truck business; the benefits of integrating acquired businesses; and Excel 07 program expenses of $5 in 2006. These increases were partially offset by higher acquisition integration charges of $12 in 2007 compared to $6 in 2006, and a gain on the sale of the Brazilian battery business in 2006.

Growth in Asia/Pacific of 29% in sales and 30% in operating profit was primarily due to higher sales in Fluid Power, Electrical and Truck, mainly resulting from growth in end markets.

Other Results of Operations

In 2007 and 2006, Eaton incurred charges related to the integration of acquired businesses. Charges in 2007 related to the integration of primarily the following acquisitions: in the Electrical segment, the MGE small systems UPS business, Schreder-Hazemeyer, Senyuan and Powerware; in the Fluid Power segment, Argo-Tech, Synflex, PerkinElmer, Cobham and Hayward; and in the Automotive segment, Saturn and Tractech. Charges in 2006 related to the integration of primarily the following acquisitions: in the Electrical segment, Pringle and Powerware; in the Fluid Power segment, Synflex, PerkinElmer, Cobham, Hayward, Winner and Walterscheid; in the Truck segment, Pigozzi; and in the Automotive segment, Tractech and Morestana. A summary of these charges follows:

	2007	2006
Electrical	$ 12	$ 7
Fluid Power	51	23
Truck		5
Automotive	1	5
Pretax charges	$ 64	$ 40
After-tax charges	$ 42	$ 27
Per Common Share	$.28	$.17

Acquisition integration charges in 2007 included $27 for the United States, $20 for Europe, $12 for Latin America and $5 for Asia/Pacific. Charges in 2006 included $23 for the United States, $7 for Europe, $6 for Latin America and $4 for Asia/Pacific. These charges were included in the Statements of Consolidated Income in Cost of products sold or Selling & administrative expense, as appropriate. In Business Segment Information, the charges reduced Operating profit of the related business segment.

In the first quarter of 2006, Eaton announced, and began to implement, its Excel 07 program. This program was a series of actions concluded in 2006 intended to address resource levels and operating performance in businesses that under-performed in 2005, and businesses that were expected to weaken during second half 2006 and in 2007. As part of this program, charges were incurred related to plant closings in all four business segments. The net costs of this program included plant closings, as well as costs of relocating product lines and other employee reductions, partially offset by savings generated from these actions. A summary of the net costs incurred by each business segment related to this program follows:

	2006
Electrical	$ 17
Fluid Power	23
Truck	60
Automotive	52
Corporate	2
Pretax charges	$154

Excel 07 net costs incurred in 2006 included $69 for the United States, $77 for Europe, $5 for Latin America, $2 for Asia/Pacific, and $1 for Canada. The net costs associated with the Excel 07 program were included in the Statements of Consolidated Income primarily in Cost of products sold. In Business Segment Information, the charges reduced Operating profit of the related business segment.

In 2007 and 2006, Eaton recorded income tax benefits of $57 and $90, respectively, which represented an adjustment of worldwide tax liabilities. The 2007 income tax benefits reduced the effective income tax rate for full year 2007 from 13.4% to 7.9%. The 2007 income tax benefits resulted from multiple income tax items. Included in the tax benefits were a $14 benefit from changes to state tax laws and a favorable revaluation of worldwide deferred tax assets. The income tax benefits for 2006 reduced the effective income tax rate for full year 2006 from 16.7% to 7.4%. Further analysis regarding the change in the effective income tax rate in 2007 compared to 2006 is found in "Income Taxes" in the Notes to the Consolidated Financial Statements.

Effective January 1, 2007, Eaton adopted FASB Interpretation (FIN) No. 48, "Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109." The net income tax assets recognized under FIN No. 48 at January 1, 2007 did not differ from the net assets recognized before adoption, and, therefore, the Company did not record a cumulative-effect adjustment related to the adoption of FIN No. 48. The adoption of FIN No. 48 is further discussed in "Income Taxes" in the Notes to the Consolidated Financial Statements.

In the third quarter of 2007, Eaton sold the Mirror Controls Division of the Automotive segment for $111, resulting in a $20 after-tax gain, or $.12 per Common Share. In the third quarter of 2006, certain other businesses of the Automotive segment were sold for $64, resulting in a $35 after-tax gain, or $.23 per share. The gains on sale of the Mirror Controls Division and the businesses sold in 2006, and other results of these businesses, are reported as Discontinued operations in the Statement of Consolidated Income.

Net income and net income per Common Share assuming dilution for 2007 were new records for the Company, increasing 5% and 6%, respectively, compared to 2006. The improvements in 2007 were primarily due to higher sales and the other factors that affected gross profit as discussed above, partially offset by increases in selling, administrative, and research and development expenses; higher interest expense; a contribution to the Eaton Charitable Fund; and a lower after-tax gain on the sale of certain businesses of the Automotive segment in 2007 compared to a similar gain in 2006, which were reported as Discontinued operations in the Statements of Consolidated Income. Earnings per share in 2007 also benefited from a lower number of shares outstanding due to the repurchase of Common Shares in 2007 and 2006 exceeding shares issued from exercises of stock options. Return on Shareholders' equity was 22.2%.

Results by Business Segment

Electrical

	2007	2006	Increase
Net sales	$ 4,759	$ 4,184	14%
Operating profit	579	474	22%
Operating margin	12.2%	11.3%	

Sales of the Electrical segment reached record levels in 2007. Of the 14% sales increase in 2007 over 2006, 8% was due to organic growth; 3% was from acquisitions of businesses, primarily the MGE small systems UPS business; and 3% from foreign exchange. End markets for the Electrical segment grew about 9% during 2007. The non-residential electrical and power quality markets recorded strong growth, offset by the decline in the U.S. residential electrical market, which was negatively impacted by weakness in U.S. housing starts.

Operating profit rose 22% in 2007 over 2006, and was also a new record for this segment. The operating margin of 12.2% was a significant improvement over 11.3% in

2006. The increase in operating profit was largely due to growth in sales; benefits from the Excel 07 program; benefits of integrating acquired businesses; continued productivity improvements; and net pretax costs in 2006 related to the Excel 07 program; partially offset by a gain in 2006 on the sale of the Brazilian battery business. Operating profit reflected acquisition integration charges of $12 in 2007 compared to charges of $7 in 2006, which reduced the operating margin by 0.3% in 2007 and 0.2% in 2006. Acquisition integration charges in 2007 primarily related to the integration of the MGE small systems UPS business, Schreder-Hazemeyer, Senyuan and Powerware, while charges in 2006 related to the integration of Pringle and Powerware. Net pretax costs of $17 related to the Excel 07 program in 2006 reduced the operating margin by 0.4%. The incremental operating margin for 2007 (the increase in operating profit compared to the increase in sales) was 18%. The operating margin for acquired businesses was 13%.

New businesses acquired during 2007 in the Electrical segment and those planned to be acquired in early 2008 include the following:

- On October 31, 2007, the Company acquired the MGE small systems UPS business from Schneider Electric. This business is a France-based global provider of power quality solutions including uninterruptible power supply (UPS) systems, power distribution units, static transfer switches and surge suppressors, and had sales of $245 for the year ended September 30, 2007.
- On October 19, 2007, Eaton acquired the assets of Babco Electric Group, an Alberta, Canada-based manufacturer of specialty low- and medium-voltage switchgear and electrical housings for use in the Canadian oil and gas industry and other harsh environments. This business had sales of $11 in the year ended April 30, 2007.
- On June 19, 2007, Eaton acquired Pulizzi Engineering, a U.S. manufacturer of AC power distribution, AC power sequencing, redundant power and remote-reboot power management systems. This business had sales of $12 in 2006.
- On May 18, 2007, the Company acquired technology and related assets of SMC Electrical Products, Inc.'s industrial medium-voltage adjustable frequency drive business.
- On April 5, 2007, Eaton acquired Aphel Technologies Limited, a U.K.-based global supplier of high density, fault-tolerant power distribution solutions for datacenters, technical offices, laboratories and retail environments. This business had sales of $12 in 2006.
- On February 7, 2007, the Company acquired the Power Protection Business of Power Products Ltd., a Czech Republic distributor and service provider of Powerware® products and other uninterruptible power supply (UPS) systems. This business had sales of $3 in 2006.
- On December 20, 2007, Eaton announced it had reached an agreement to purchase The Moeller Group, a Germany-based business, for €1.55 billion (U.S. $2.3 billion). This transaction is expected to close at the beginning of the second quarter of 2008. This business, which had sales of €1.02 billion (U.S. $1.5 billion) for 2007, is a leading supplier of electrical components for commercial and residential building applications, and controls for industrial equipment applications.
- On December 20, 2007, Eaton announced a tender offer for all shares of Phoenixtec Power Company Ltd., a company listed on the Taiwan Stock Exchange. The tender offer closed on February 22, 2008, with 91% of Phoenixtec's shares having been tendered into the offer. Eaton acquired the tendered shares on February 26, 2008 and intends to take further steps to acquire all remaining shares. Once that has been accomplished, the Company expects to have paid a total purchase price, net of estimated cash and debt acquired, of $568 for Phoenixtec. This business, with sales of approximately $515 in 2007, manufactures single and three-phase uninterruptible power supply (UPS) systems.

Fluid Power

	2007	2006	Increase
Net sales	$4,480	$3,983	12%
Operating profit	518	422	23%
Operating margin	11.6%	10.6%	

Sales of the Fluid Power segment reached record levels in 2007. The 12% increase in sales in 2007 over 2006 consisted of 6% from acquisitions of businesses, primarily the Argo-Tech aerospace business; 3% from organic growth; and 3% from foreign exchange. Fluid Power markets grew 3% in 2007 compared to 2006, with global hydraulics shipments up 1%, commercial aerospace markets up 8%, defense aerospace markets flat, and European automotive production up 6%.

Operating profit rose 23% in 2007 over 2006, and was a new record for this segment. The operating margin of 11.6% was also a new record for this segment. The increase in operating profit was due to growth in sales, including a more profitable mix of businesses; benefits from the Excel 07 program; benefits of integrating acquired businesses; overall improvement in operating efficiencies; and net pretax costs in 2006 related to the Excel 07 program. Operating profit reflected acquisition integration charges of $51 in 2007 compared to charges of $23 in 2006, which reduced the operating margin by 1.1% in 2007 and 0.6% in 2006. The acquisition integration charges in 2007 primarily related to the acquired operations of Argo-Tech, Synflex, PerkinElmer, Cobham, and Hayward. Charges in 2006 largely related to the acquired operations of Synflex, PerkinElmer, Cobham, Hayward, Winner and Walterscheid. Net pretax costs of $23 in 2006 related to the Excel 07 program reduced the operating margin by 0.6%. The incremental operating margin for 2007 was 19%. The operating margin for acquired businesses was 26% in 2007.

New businesses acquired during 2007 for the Fluid Power segment include the following:

- On November 8, 2007, Eaton acquired Arrow Hose & Tubing Inc. this business is a Canada-based manufacturer of specialty thermoplastic hose and tubing for the industrial, food and beverage, and agricultural markets. This business had sales of $12 in 2006.
- On March 16, 2007, Eaton acquired Argo-Tech Corporation, a U.S.-based aerospace business, which had sales of $206 in 2006. Argo-Tech is a leader in high performance aerospace engine fuel pumps and systems, airframe fuel pumps and systems, and ground fueling systems for commercial and military aerospace markets.

Truck

	2007	2006	(Decrease)
Net sales	$2,147	$2,520	(15%)
Operating profit	357	448	(20%)
Operating margin	16.6%	17.8%	

Sales of the Truck segment decreased 15% in 2007 from 2006. The reduction in sales reflected an 18% decline in sales volume, offset by a 3% increase from foreign exchange. The decline in sales was due to a reduction in North American commercial truck production in 2007 from 2006, with North American heavy-duty truck production down 44%, and North American medium-duty production down 28%. Brazilian vehicle production was up 17%, Brazilian agricultural equipment production was up 41%, and European medium-duty truck production was flat compared to 2006.

Operating profit decreased 20% in 2007 from 2006, primarily due to the reduction in sales, partially offset by the benefits from the Excel 07 program, net pretax costs in 2006 related to the Excel 07 program, and an adjustment in 2006 to Brazilian inventories. The operating margin was 16.6% in 2007, down 1.2 percentage points from 17.8% in 2006. Operating profit in 2006 was reduced by acquisition integration charges of $5 related to Pigozzi, which reduced the operating margin by 0.2% in 2006; and net pretax costs of $60 related to the Excel 07 program in 2006, which reduced the operating margin by 2.4%.

Automotive

	2007	2006	Increase
Net sales	$ 1,647	$ 1,545	7%
Operating profit	214	124	73%
Operating margin	13.0%	8.0%	

The 7% increase in sales of the Automotive segment in 2007 over 2006 reflected a 3% increase from organic growth, 3% from foreign exchange, and 1% from acquisitions of businesses. In 2007, North American automotive production declined by 2%, while European production grew 6%.

Operating profit in 2007 increased $90 over 2006, largely due to $52 of net pretax costs in 2006 related to the Excel 07 program, benefits from the Excel 07 program in 2007, and sales growth in 2007. Operating profit reflected acquisition integration charges of $1 in 2007 compared to charges of $5 in 2006, which reduced the operating margin by 0.1% in 2007 and 0.3% in 2006. Acquisition integration charges in 2007 primarily related to the integration of Saturn and Tractech, while charges in 2006 related to the integration of Tractech and Morestana. Net pretax costs of $52 related to the Excel 07 program in 2006 reduced the operating margin by 3.4%.

On May 2, 2007, Eaton acquired the fuel components division of Saturn Electronics & Engineering, Inc., a U.S. designer and manufacturer of fuel containment and shutoff valves, emissions control valves and specialty actuators. This business had sales of $28 in 2006.

In the third quarter of 2007, Eaton sold the Mirror Controls Division of the Automotive segment for $111, resulting in a $20 after-tax gain, or $.12 per Common Share. In the third quarter of 2006, certain other businesses of the Automotive segment were sold for $64, resulting in a $35 after-tax gain, or $.23 per share. The gains on sale of the Mirror Controls Division and the businesses sold in 2006, and other results of these businesses, are reported as Discontinued operations in the Statement of Consolidated Income.

Corporate

Amortization of intangible assets of $79 in 2007 increased from $51 in 2006 due to amortization of intangible assets associated with recently acquired businesses.

Interest expense of $147 in 2007 increased from $105 in 2006, primarily due to borrowings to finance cash paid of $1,433 for acquisitions of businesses in 2007.

In 2007, corporate expense of $16 was recorded for a contribution to the Eaton Charitable Fund.

Changes in Financial Condition During 2007

Net working capital of $1,108 at the end of 2007 decreased by $10 from $1,118 at year-end 2006. The decrease was largely due to the $139 decrease in cash and short-term investments, which reflected the use of these assets to partially fund operating, investing and financing activities; an increase of $335 in short-term debt due to higher commercial paper borrowings to fund operations; and a net decrease of $168 in other working capital items. These decreases were partially offset by the $280 increase in accounts receivable, resulting from increased sales and the acquisitions of Argo-Tech and the MGE small systems UPS business; the $190 increase in inventories to support higher levels of sales and from these acquisitions; and the decrease of $162 in current portion of long-term debt due to the repayment of notes that matured. The current ratio was 1.3 at year-end 2007 and 2006.

Net cash provided by operating activities was $1,161 in 2007 compared to $1,431 in 2006. The decrease was primarily due to a net increase of $224 in working capital funding, and an increase of $61 in voluntary contributions made to the qualified pension plans in the United States and the United Kingdom, partially offset by higher net income of $44 and other adjustments. Cash and short-term investments totaled $646 at year-end 2007, down $139 from $785 at year-end 2006, reflecting the use of these assets to partially fund operating, investing and financing activities.

Total debt of $3,417 at the end of 2007 increased $831 from $2,586 at year-end 2006. Changes in debt during 2007 included the issuance of $781 of long-term notes, and commercial paper and other borrowings of $933, partially offset by the repayment of $979 of notes, commercial paper and other debt. The increase in total debt during 2007 largely resulted from funding acquisitions of businesses in 2007 of $1,433; capital expenditures of $354; the repurchase of 4.1 million Common Shares for $340 and cash dividends paid of $251; partially offset by net cash provided by operating activities of $1,161 and other items. The net-debt-to-capital ratio was 34.9% at the end of 2007 compared to 30.5% at year-end 2006, reflecting the combined effect of the $831 increase in total debt in 2007, and the $139 decline in cash and short-term investments in 2007.

In order to initially finance the acquisitions of The Moeller Group and Phoenixtec, on January 25, 2008, Eaton entered into a revolving credit agreement, in the amount of $3.0 billion, which may be used either to fund direct loans or to backstop commercial paper borrowings. The proceeds must be used to finance certain acquisitions including, but not limited to, the acquisition of The Moeller Group and Phoenixtec. All amounts borrowed under the credit agreement, including commercial paper backstopped by this agreement, must be repaid by January 23, 2009, but may be repaid earlier at the Company's option or may be required to be repaid earlier in the event of a default. The commitment amount of the revolving credit agreement will be reduced by the net amount of any proceeds raised through certain future capital market transactions which may include, but are not limited to, debt or equity issuances. The credit agreement also includes covenants customary for transactions of this type with borrowers having capital structures similar to Eaton.

Eaton's United States operations have long-term revolving credit facilities of $1.5 billion, of which $300 expires in May 2008, $700 in March 2010 and the remaining $500 in August 2011. One of the Company's international subsidiaries has a long-term line of credit of €100 million.

In order to refinance short-term borrowings related to the acquisition of the Argo-Tech aerospace business in 2007, a subsidiary of Eaton issued a $281 Floating Rate Senior Note due 2010. This subsidiary owns equity interests in several of the Company's subsidiaries and a portion of the assets of those subsidiaries are pledged as collateral for the Note. At December 31, 2007, under the terms of the Note, this subsidiary had net assets of $3.7 billion that were not available to be transferred to the parent company of Eaton Corporation in the form of loans, advances, or cash dividends without the consent of the lender. In the event of an unremedied default, claims of the lender against this subsidiary's net assets are limited to the $281 principal amount of the Note, accrued interest, and any associated damages.

On January 22, 2007, Eaton announced it had authorized a 10 million Common Shares repurchase program, replacing the 1.3 million shares remaining from the 10 million shares repurchase authorization approved in April 2005. The shares are expected to be repurchased over time, depending on market conditions, the market price of the Company's Common Shares, the Company's capital levels and other considerations. Under the share repurchase program, 4.1 million shares were repurchased in the open market in 2007 at a total cost of $340.

In light of its strong results and future prospects, on January 22, 2008 Eaton announced that it was increasing the quarterly dividend on its Common Shares by 16%, from $.43 per share to $.50 per share, effective for the February 2008 dividend. This is the fourth dividend increase within the last three years, reflecting Eaton's philosophy of growing its dividend in line with its long-term growth in earnings.

Outlook For 2008

As Eaton surveyed its end markets for its business segments in mid-January 2008, it anticipated an overall growth of approximately 4% for full year 2008. U.S. markets are likely to grow by 2 to 3% in 2008, while international markets are likely to grow by 5 to 6%. Eaton expects to outgrow end markets in 2008 by approximately $275, and to record approximately $2.2 billion of growth from the full year impact of the nine acquisitions completed in 2007, and the acquisitions of The Moeller Group and Phoenixtec. As a result, revenues in 2008 are anticipated to grow by approximately 25% compared to 2007. Upon completion of the acquisitions of The Moeller Group and Phoenixtec, sales in 2008 to markets outside the United States, based on an estimate of the geographic location of the ultimate customer for Eaton's products, will grow to approximately 55% of total sales.

For 2008, for the Electrical segment, Eaton expects markets to grow approximately 5 to 6%, with growth in the global nonresidential electrical and power quality markets offsetting a decline in the residential electrical market in the United States and several European countries. The Company expects the acquisitions of The Moeller Group and Phoenixtec to add approximately $1.9 billion of sales in 2008.

For Fluid Power, in 2008 Eaton anticipates a slight decline in construction equipment production in the United States and an increase in production outside the United States. Global agricultural equipment production is expected to post solid growth. Industrial hydraulics markets are likely to post modest growth. In total, global hydraulics markets are expected to grow 1% in 2008. Growth in the commercial aerospace market is expected to be in high single digits, while defense aerospace markets are expected to post modest growth. Overall, aerospace markets are expected to grow about 6%. It is anticipated that full year operating margins in both hydraulics and aerospace will improve in 2008.

In the Truck segment, Eaton expects production of North American heavy-duty trucks in 2008 to be 240,000 units. However, it is expected that production in the first quarter of 2008 will be relatively flat with the fourth quarter of 2007, which will lead to a steep growth in production rates later in the year.

For the Automotive segment, Eaton anticipates weaker North American production in 2008, modest growth in European production, and strong growth in South American and Asian production.

Eaton's guidance for net income per Common Share for full year 2008 is $7.25 to $7.75, after charges to integrate recent acquisitions of $.50 per share. For the first quarter of 2008, the Company anticipates net income per Common Share of $1.50 to $1.60, after acquisition integration charges of $.10 per share.

Forward-Looking Statements

This Annual Report to Shareholders contains forward-looking statements concerning Eaton's first quarter 2008 and full year 2008 net income per Common Share, worldwide markets, growth in relation to end markets, growth from acquisitions and events and trends that may affect the Company's future operating results and financial position. These statements or disclosures may discuss goals, intentions and expectations as to future trends, plans, events, results of operations or financial condition, or state other information relating to the Company, based on current beliefs of management as well as assumptions made by, and information currently available to, management. Forward-looking statements generally will be accompanied by words such as "anticipate," "believe," "could," "estimate," "expect," "forecast," "guidance," "intend," "may," "possible," "potential," "predict," "project" or other similar words, phrases or expressions. These statements should be used with caution and are subject to various risks and uncertainties, many of which are outside the Company's control. The following factors could cause actual results to differ materially from those in the forward-looking statements: unanticipated changes in the markets for the Company's business segments; unanticipated downturns in business relationships with customers or their purchases from the Company; competitive pressures on sales and pricing; increases in the cost of material, energy and other production costs, or unexpected costs that cannot be recouped in product pricing; the introduction of competing technologies; unexpected technical or marketing difficulties; unexpected claims, charges, litigation or dispute resolutions; the impact of acquisitions, divestitures, and joint ventures; new laws and governmental regulations; interest rate or tax rate changes; stock market fluctuations; and unanticipated deterioration of economic and financial conditions in the United States and around the world. Eaton does not assume any obligation to update these forward-looking statements.

Critical Accounting Policies

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires Eaton's management to make estimates and use assumptions in certain circumstances that affect amounts reported in the accompanying consolidated financial statements. In preparing these financial statements, management has made their best estimates and judgments of certain amounts included in the financial statements, giving due consideration to materiality. For any estimate or assumption there may be other reasonable estimates or assumptions that could have been used. However, the Company believes that given the current facts and circumstances, it is unlikely that applying such other estimates and assumptions would have caused materially different amounts to have been reported. Application of these accounting policies involves the exercise of judgment and use of assumptions as to future uncertainties and, as a result, actual results could differ from estimates used.

Revenue Recognition

Sales are recognized when products are shipped to unaffiliated customers, all significant risks of ownership have been transferred to the customer, title has transferred in accordance with shipping terms (FOB shipping point, FOB destination, or equivalent International Commercial (INCO) Terms), the selling price is fixed and determinable, all significant related acts of performance have been completed, and no other significant uncertainties exist. Shipping and handling costs billed to customers are included in Net sales and the related costs in Cost of products sold. Other revenues for service contracts are recognized as the services are provided.

Impairment of Goodwill & Other Long-Lived Assets

SFAS No.142 "Goodwill and Other Intangible Assets" provides that goodwill and indefinite life intangible assets must be reviewed for impairment, in accordance with the specified methodology. Further, goodwill and intangible assets are reviewed for impairment whenever events or changes in circumstances indicate the carrying amount may not be recoverable. During 2007, Eaton completed the annual impairment tests for goodwill and indefinite life intangible assets as required by SFAS No.142. These tests confirmed that the fair value of the Company's reporting units and indefinite life intangible assets exceed their respective carrying values and that no impairment loss was required to be recognized. Goodwill and other intangible assets totaled $5.5 billion at the end of 2007 and represented 41% of total assets. These assets resulted primarily from the $1.6 billion acquisition of Aeroquip-Vickers, Inc., a mobile and industrial hydraulics business, in 1999; the $1.1 billion acquisition of the electrical distribution and controls business unit of Westinghouse in 1994; the $731 acquisition of Argo-Tech, a manufacturer of aerospace, airframe, and ground fueling pumps and systems for commercial and military aerospace markets in 2007; the $614 acquisition of the MGE small systems UPS business in 2007; and the $573 acquisition of Powerware Corporation, the electrical UPS business, in 2004. These businesses, as well as many of the Company's other recent business acquisitions, have a long history of operating successfully and profitably and hold significant market positions in the majority of their product lines. Their products are not subject to rapid technological or functional obsolescence. These factors, coupled with continuous strong product demand, support the recorded values of the goodwill and intangible assets related to acquired businesses.

Long-lived assets, other than goodwill and indefinite life intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate the carrying amount may not be recoverable. Events or circumstances that would result in an impairment review primarily include operations reporting losses, a significant change in the use of an asset, or the planned disposal or sale of the asset. The asset would be considered impaired when the future net undiscounted cash flows generated by the asset are less than its carrying value. An impairment loss would be recognized based on the amount by which the carrying value of the asset exceeds its fair value.

Income Tax Assets & Liabilities

Deferred income tax assets and liabilities have been recorded for the differences between the financial accounting and income tax basis of assets and liabilities, and for certain United States income tax credit carryforwards. Recorded deferred income tax assets and liabilities are described in detail in "Income Taxes" in the Notes to the Consolidated Financial Statements. Significant factors considered by management in the determination of the probability of the realization of deferred tax assets include historical operating results, expectations of future earnings and taxable income, and the extended period of time over which certain temporary differences will reverse. A valuation allowance of $269 has been recognized for certain deferred income tax assets, because management believes there is a low probability of the realization of deferred income tax assets related to certain United States Federal income tax credit carryforwards, certain non-United States income tax credit carryforwards, most United States state and local income tax loss carryforwards and tax credit carryforwards, and most tax loss carryforwards at international operations.

As described in "Income Taxes" in the Notes to the Consolidated Financial Statements, effective January 1, 2007, Eaton adopted FASB Interpretation (FIN) No.48, "Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No.109." The net income tax assets recognized under FIN No.48 at January 1, 2007 did not differ from the net assets recognized before adoption, and, therefore, the Company did not record a cumulative-effect adjustment related to the adoption of FIN No.48.

Pension & Other Postretirement Benefit Plans

The measurement of liabilities related to pension plans and other postretirement benefit plans is based on management's assumptions related to future events including interest rates, return on pension plan assets, rate of compensation increases, and health care cost trend rates. Actual pension plan asset performance will either reduce or increase pension losses included in Accumulated other comprehensive loss, which ultimately affects net income.

The discount rate for United States plans was determined by constructing a zero-coupon yield curve derived from a universe of high-quality bonds as of the measurement date, which was designed to match the discounted expected benefit payments. The bond data (rated Aa3 or better by Moody's Investor Services) was obtained from Bloomberg. Callable bonds with explicit call schedules were excluded and bonds with "make-whole" call provisions were included. In addition, a portion of the bonds were deemed outliers and excluded from consideration. Finally, a subset of bonds was selected by grouping the universe of bonds by duration and retaining 50% of the bonds that had the highest yields.

The discount rates for non-United States plans are appropriate for each region and are based on high quality long-term corporate and government bonds. Consideration has been given to the duration of the liabilities in each plan for selecting the bonds to be used in determining the discount rate.

At the end of 2007, certain key assumptions used to calculate pension and other postretirement benefit expense were adjusted, including the raising of the assumed return on pension plan assets from 8.31% to 8.44% and the discount rate from 5.39% to 5.96%. At the end of 2006, the assumed return on pension plan assets was lowered from 8.35% to 8.31%, and the discount rate from 5.51% to 5.39%. At the end of 2005, the assumed return on pension plan assets was lowered from 8.41% to 8.35% and the discount rate from 5.81% to 5.51%.

The changes in these assumptions, offset by decreased curtailment costs in 2007, resulted in increased pretax pension and postretirement expense of $4 in 2007 compared to 2006. These changes, as well as increased curtailment and settlement costs in 2006, increased pretax pension and other postretirement benefit expense

$66 in 2006 compared to 2005. Pretax pension and other postretirement benefit expense is expected to decrease by approximately $44 in 2008 compared to 2007 due mainly to an increase in the discount rate and the assumed return on pension plan assets at the end of 2007.

A 1-percentage point change in the assumed rate of return on pension plan assets is estimated to have approximately a $23 effect on pension expense. Likewise, a 1-percentage point change in the discount rate is estimated to have approximately a $43 effect on pension expense. A 1-percentage point change in the discount rate is estimated to have approximately a $3 effect on expense for other postretirement benefit plans. Additional information related to changes in key assumptions used to recognize expense for other postretirement benefit plans is found in "Retirement Benefit Plans" in the Notes to the Consolidated Financial Statements.

Protection of the Environment

As a result of past operations, Eaton is involved in remedial response and voluntary environmental remediation at a number of sites, including certain of its currently-owned or formerly-owned plants. The Company has also been named a potentially responsible party (PRP) under the Federal Superfund law at a number of waste disposal sites.

A number of factors affect the cost of environmental remediation, including the number of parties involved at a particular site, the determination of the extent of contamination, the length of time the remediation may require, the complexity of environmental regulations, and the continuing advancement of remediation technology. Taking these factors into account, Eaton has estimated the costs of remediation, which will be incurred over a period of several years. The Company accrues an amount on an undiscounted basis, consistent with the estimates of these costs, when it is probable that a liability has been incurred. At December 31, 2007, the balance sheet included a liability for these costs of $64. All of these estimates are forward-looking statements and, given the inherent uncertainties in evaluating environmental exposures, actual results can differ from these estimates.

Contingencies

Eaton is subject to a broad range of claims, administrative proceedings, and legal proceedings, such as lawsuits that relate to contractual allegations, patent infringement, personal injuries (including asbestos claims) and employment-related matters. Although it is not possible to predict with certainty the outcome or cost of these matters, the Company believes that these matters will not have a material adverse effect on its financial position, results of operations or cash flows.

Stock Options Granted to Employees & Directors

Effective January 1, 2006, in accordance with SFAS No.123(R), "Share-Based Payment," Eaton began to record compensation expense under the "fair-value-based" method of accounting for stock options granted to employees and directors. The Company adopted SFAS No.123(R) using the "modified prospective application" method and, consequently, financial results for periods prior to 2006 were not restated for this accounting change. This change in accounting is further explained in "Stock Options" in the Notes to the Consolidated Financial Statements.

Off-Balance Sheet Arrangements

Eaton does not have off-balance sheet arrangements or financings with unconsolidated entities or other persons. In the ordinary course of business, the Company leases certain real properties and equipment, as described in "Lease Commitments" in the Notes to the Consolidated Financial Statements. Transactions with related parties are in the ordinary course of business, are conducted on an arm's-length basis, and are not material to Eaton's financial position, results of operations or cash flows.

Market Risk Disclosure

The Company is exposed to various changes in financial market conditions, including fluctuations in interest rates, foreign currency exchange rates, and commodity prices. Eaton manages exposure to such risks through normal operating and financing activities. To manage exposure to fluctuations in interest rates, foreign currencies and commodity prices, Eaton uses straightforward, non-leveraged, financial instruments for which quoted market prices are readily available from a number of independent services.

Interest rate risk can be measured by calculating the near-term earnings impact that would result from adverse changes in interest rates. This exposure results from short-term debt, which includes commercial paper at a floating interest rate, long-term debt that has been swapped to floating rates, and money market investments that have not been swapped to fixed rates. A 100 basis point increase in short-term interest rates would increase the Company's net, pretax interest expense by approximately $15.

Eaton also measures interest rate risk by estimating the net amount by which the fair value of the Company's financial liabilities would change as a result of movements in interest rates. Based on a hypothetical, immediate 100 basis point decrease in interest rates at December 31, 2007, the market value of the Company's debt and interest rate swap portfolio, in aggregate, would increase by $125.

Foreign currency risk is the risk that Eaton will incur economic losses due to adverse changes in foreign currency exchange rates. The Company mitigates foreign currency risk by funding some investments in foreign markets through local currency financings. Such non-U.S. Dollar debt was $176 at December 31, 2007. To augment Eaton's non-U.S. Dollar debt portfolio, the Company also enters into forward foreign exchange contracts and foreign currency swaps from time to time to mitigate the risk of economic loss in its foreign investments due to adverse changes in exchange rates. At December 31, 2007, the aggregate balance of such contracts was $82. Eaton also monitors exposure to transactions denominated in currencies other than the functional currency of each country in which the Company operates, and periodically enters into forward contracts to mitigate that exposure. In the aggregate, Eaton's portfolio of forward contracts related to such transactions was not material to its financial position, results of operations or cash flows during 2007.

Other than the above noted debt and financial derivative arrangements, there were no material derivative instrument transactions in place or undertaken during 2007.

Contractual Obligations

A summary of contractual obligations as of December 31, 2007 follows:

	Payments due by period				
	2008	2009 to 2010	2011 to 2012	After 2012	Total
Long-term debt	$ 160	$ 552	$ 314	$ 1,566	$ 2,592
Interest expense related to long-term debt	137	247	217	1,286	1,887
Reduction of interest expense from interest rate swap agreements related to long-term debt	(7)	(19)	(10)	(45)	(81)
Operating leases	102	132	64	34	332
Purchase obligations	461	177	209	5	852
Other long-term liabilities	220	31	30	39	320
	$ 1,073	$ 1,120	$ 824	$ 2,885	$ 5,902

Long-term debt includes obligations under capital leases, which are not material. Interest expense related to long-term debt is based on the fixed interest rate, or other applicable interest rate related to the debt instrument, at December 31, 2007. The reduction of interest expense due to interest rate swap agreements related to long-term debt is based on the difference in the fixed interest rate the Company receives from the swap, compared to the floating interest rate the Company pays on the swap, at December 31, 2007. Purchase obligations are entered into with various vendors in the normal course of business. These amounts include commitments for purchases of raw materials, outstanding non-cancelable purchase orders, releases under blanket purchase orders and commitments under ongoing service arrangements. Other long-term liabilities include $200 of contributions to pension plans in 2008 and $106 of deferred compensation earned under various plans for which the participants have elected to receive disbursement at a later date. The table above does not include future expected pension benefit payments or expected other postretirement benefit payments for each of the next five years and the five years thereafter. Information related to the amounts of these future payments is described in "Retirement Benefit Plans" in the Notes to the Consolidated Financial Statements. The table above also excludes the liability for unrecognized income tax benefits, since the Company cannot predict with reasonable reliability the timing of cash settlements with the respective taxing authorities. At December 31, 2007, the gross liability for unrecognized income tax benefits totaled $116, including interest and penalties of $20.

MANAGEMENT'S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS

Results of Operations – 2006 Compared to 2005

	2006	2005	Increase
Continuing operations			
Net sales	$ 12,232	$ 10,874	12%
Gross profit	3,283	3,044	8%
Percent of net sales	26.8%	28.0%	
Income before income taxes	969	964	1%
Income after income taxes	$ 897	$ 783	15%
Income from discontinued operations	53	22	
Net income	$ 950	$ 805	18%
Net income per Common Share assuming dilution			
Continuing operations	$ 5.87	$ 5.08	16%
Discontinued operations	.35	.15	
	$ 6.22	$ 5.23	19%
Return on Shareholders' equity	23.0%	22.2%	

Sales growth of 12% in 2006 consisted of 6% from organic growth, 5% from acquisitions of businesses, and 1% from foreign exchange. Organic growth included 5% from end-market growth and 1% from outgrowing end markets.

In the first quarter of 2006, Eaton announced, and began to implement, its Excel 07 program. This program was a series of actions in 2006 intended to address resource levels and operating performance in businesses that underperformed in 2005 and businesses in which markets were expected to weaken during the second half of 2006 and 2007. This program included plant closings, as well as costs of relocating product lines and other employee reductions. The net impact of this program also includes savings generated from the actions noted above, gains from sales of non-strategic product lines, and other corporate actions, including the favorable resolution of multiple income tax items. The total net positive impact of the Excel 07 program in 2006 was after-tax income of $8, or $.05 per Common Share. Pretax costs of this program for plant closings, relocating product lines and other employee reductions, offset by savings generated from these actions, were $154. These costs were offset by gains on the sale of businesses that totaled $35 after-tax, which were reported in the Statement of Consolidated Income as Discontinued operations, and by $90 of income tax benefits resulting from the favorable resolution of multiple income tax items during the year. Net pretax costs of plant closings and other actions associated with the Excel 07 program were included in the Statements of Consolidated Income primarily in Cost of products sold, with additional amounts in Selling & administrative expense or Other (income) expense-net, as appropriate. In Business Segment Information, the net pretax impact of the Excel 07 program was included in Operating profit of the related business segment, as separately discussed in the results of each business segment below.

Gross profit increased 8% in 2006 primarily due to sales growth, the benefits of integrating acquired businesses and continued productivity improvements driven by the Eaton Business System (EBS). These improvements in gross profit were partially offset by costs of plant closings and other expenses associated with the Company's Excel 07 program, higher acquisition integration charges, increased pension expense, and higher prices paid for raw materials, supplies and basic metals.

Results by Geographic Region

Net sales and segment operating profit are measured based on the geographic location of the selling plant.

	Net sales			Segment operating profit			Operating margin	
	2006	2005	Increase	2006	2005	Increase (Decrease)	2006	2005
United States	$ 8,530	$ 7,645	12%	$ 1,146	$ 1,015	13%	13.4%	13.3%
Canada	337	315	7%	44	48	(8%)	13.1%	15.2%
Europe	2,313	1,964	18%	65	95	(32%)	2.8%	4.8%
Latin America	1,090	1,036	5%	120	136	(12%)	11.0%	13.1%
Asia/Pacific	888	786	13%	93	80	16%	10.5%	10.2%
Eliminations	(926)	(872)						
	$12,232	$ 10,874	12%					

Growth in sales in the United States of 12% was primarily due to higher sales in Fluid Power, which resulted from growth in end markets; sales from businesses acquired in 2006, primarily the thermoplastic hose and tubing business of Synflex and the industrial filtration business of Ronningen-Petter; and the full year effect on sales of businesses acquired in 2005, including the aerospace division of PerkinElmer Inc., the aerospace fluid and air division of Cobham plc, and the industrial filtration business of Hayward Industries, Inc. Higher sales in the United States in 2006 were also due to increased sales in Electrical, largely resulting from growth in end markets, and higher sales in Truck, as a result of strong end market demand for heavy-duty trucks. These increases in sales were partially offset by a sales reduction in Automotive, primarily resulting from the decline in the North American automotive market. The 13% increase in operating profit in the United States was mainly due to strong operating profit in Truck; higher operating profit in Fluid Power, which included profit from businesses acquired in 2006 and the full year effect of businesses acquired in 2005; increased operating profit in Electrical; and the benefits of integrating acquired businesses. These increases in operating profit were partially offset by costs of plant closings and other expenses associated with the Excel 07 program, as described above, and reduced operating profit of the Automotive segment.

In Canada, sales growth of 7% in sales was primarily due to improved results in the Electrical businesses. The 8% reduction in operating profit was mainly due to the costs of relocation of certain businesses in the Electrical segment.

Sales growth in Europe of 18% was primarily due to higher sales in Fluid Power, which reflected growth in end markets and the full year effect on sales of the businesses acquired in 2005, including the aerospace fluid and air division of Cobham plc, the aerospace division of PerkinElmer Inc., and the industrial filtration business of Hayward Industries, Inc. Higher sales in Europe in 2006 also reflected increased sales in Electrical, largely due to growth in end markets. The 32% decrease in operating profit in Europe reflected reduced operating profit in Automotive and Truck, which primarily resulted from plant closings associated with the Excel 07 program, partially offset by improved results in Electrical and Fluid Power, due to the full-year effect of the Fluid Power acquisitions completed in 2005 and the benefits of integrating acquired businesses.

In Latin America, growth of 5% in sales was largely due to higher sales in Truck, Automotive and Fluid Power. The 12% reduction in operating profit in Latin America was attributable to Excel 07 program expenses and an adjustment to Brazilian inventories in the Truck business, partially offset by improved results in Electrical, which included a gain on the sale of the Brazilian battery business.

Growth in Asia/Pacific of 13% in sales and 16% in operating profit was primarily due to higher sales in Fluid Power and Electrical, which were the result of growth in end markets and sales from businesses acquired in 2006 and 2005. Acquisitions of businesses included the Senyuan China-based medium-voltage electrical business acquired in September 2006 and the Winner hydraulics business acquired in 2005.

Other Results of Operations

In 2006 and 2005, Eaton incurred charges related to the integration of acquired businesses. Charges in 2006 related to the integration of primarily the following acquisitions: in the Electrical segment, Pringle and Powerware; in the Fluid Power segment, Synflex, PerkinElmer, Cobham, Hayward, Winner and Walterscheid; in the Truck segment, Pigozzi; and in the Automotive segment, Tractech and Morestana. Charges in 2005 related to primarily the following acquisitions: in the Electrical segment, Powerware and Delta; in the Fluid Power segment, Winner, Walterscheid, and Boston Weatherhead; in the Truck segment, Pigozzi; and in the Automotive segment, Morestana. A summary of these charges follows:

	2006	2005
Electrical	$ 7	$ 21
Fluid Power	23	7
Truck	5	4
Automotive	5	4
Pretax charges	$ 40	$ 36
After-tax charges	$ 27	$ 24
Per Common Share	$ .17	$ .15

Acquisition integration charges in 2006 included $23 for the United States, $7 for Europe, $6 for Latin America and $4 for Asia/Pacific. Charges in 2005 included $17 for the United States, $7 for Europe, $4 for Latin America and $8 for Asia/Pacific. These charges were included in the Statements of Consolidated Income in Cost of products sold or Selling & administrative expense, as appropriate. In Business Segment Information, the charges reduced Operating profit of the related business segment.

In the first quarter of 2006, Eaton announced, and began to implement, its Excel 07 program. This program was a series of actions concluded in 2006 intended to address resource levels and operating performance in businesses that under-performed in 2005, and businesses that were expected to weaken during second half 2006 and in 2007. As part of this program, charges were incurred related to plant closings in all four business segments, including three significant plant closings announced in the third quarter of 2006 for the heavy-duty truck transmission manufacturing plant in Manchester, United Kingdom; the engine valve actuation manufacturing plant in Saginaw, Michigan; and the engine valve manufacturing plant in Montornes del Valles, Spain. A summary of charges incurred by each segment related to these plant closings, including workforce reductions, plant integration and other charges follow:

	2006
Electrical	$ 17
Fluid Power	23
Truck	60
Automotive	52
Corporate	2
Pretax charges	$154

Excel 07 net costs incurred in 2006 included $69 for the United States, $77 for Europe, $5 for Latin America, $2 for Asia/Pacific, and $1 for Canada. The net costs associated with the Excel 07 program were included in the Statements of Consolidated Income primarily in Cost of products sold. In Business Segment Information, the charges reduced Operating profit of the related business segment.

Pretax income for 2006 was reduced by $65 ($42 after-tax, or $.28 per Common Share) compared to 2005 due to increased pension expense in 2006. This reduction primarily resulted from the lowering of discount rates associated with pension liabilities at year-end 2005 and the effect of increased settlement costs in 2006.

Effective January 1, 2006, in accordance with SFAS No.123(R), "Share-Based Payment," Eaton began to record compensation expense under the "fair-value-based" method of accounting for stock options granted to employees and directors. Expense for stock options in 2006 was $27 ($20 after-tax, or $.13 per share both assuming dilution and basic). The Company adopted SFAS No.123(R) using the "modified prospective application" method and, as a result, financial results for periods prior to 2006 were not restated for this accounting change. This change in accounting is further explained in "Stock Options" in the Notes to the Consolidated Financial Statements.

In 2006, Eaton recorded income tax benefits of $90 which represented an adjustment of worldwide tax liabilities. The income tax benefits for 2006 reduced the effective income tax rate for full year 2006 from 16.7% to 7.4%. Further analysis regarding the change in the effective income tax rate in 2006 compared to 2005 is found in "Income Taxes" in the Notes to the Consolidated Financial Statements.

As part of the Excel 07 program, in the third quarter of 2006, certain businesses of the Automotive segment were sold for $64, resulting in a $35 after-tax gain, or $.23 per share. The gain on sale of these businesses, and other operating results of these businesses, were reported as Discontinued operations in the Statement of Consolidated Income.

Net income and net income per Common Share assuming dilution for 2006 increased 18% and 19%, respectively, over 2005. These improvements were primarily due to sales growth; the benefits of integrating acquired businesses; continued productivity improvements driven by EBS; and a lower effective income tax rate. These factors were partially offset by increased pension expense; higher prices paid for raw materials, supplies and basic metals; and expense for stock options being recorded for the first time in 2006. Earnings per share also benefited from lower average shares outstanding in 2006 compared to 2005, due to the repurchase of 5.286 million shares in 2006, at a total cost of $386. The total net positive impact on net income and net income per share of the Excel 07 program in 2006 was $8 and $.05 per Common Share, respectively, as described above.

Results by Business Segment

Electrical

	2006	2005	Increase
Net sales	$4,184	$3,758	11%
Operating profit	474	375	26%
Operating margin	11.3%	10.0%	

Sales of the Electrical segment grew 11% of which 9% was due to organic growth, 1% was from acquisitions of businesses, and 1% from foreign exchange. End markets for the Electrical segment grew approximately 5% in 2006 with strong growth in non-residential construction markets offsetting weakness in the residential market.

Operating profit rose 26% in 2006. The increase was largely due to growth in sales, the benefits of integrating acquired businesses, continued productivity improvements, a gain on the sale of the Brazilian battery business, and lower acquisition integration charges. These improvements in operating profit were partially offset by net costs of the Excel 07 program, and higher prices paid for raw materials, supplies and basic metals. Operating profit in 2006 was reduced by net costs of $17 related to the Excel 07 program, which reduced the operating margin by 0.4%. Operating profit was also reduced by acquisition integration charges of $7 in 2006 compared to $21 in 2005, which reduced the operating margin by 0.2% in 2006 and by 0.6% in 2005. Acquisition integration charges in 2006 primarily related to the integration of Powerware acquired in June 2004 and the Pringle electrical switch business acquired in 2005. Acquisition integration charges in 2005 largely related to the integration of Powerware and the electrical division of Delta plc acquired in 2003. The incremental operating margin in 2006 was 23%. Net costs of the Excel 07 program and acquisition integration charges lowered the incremental operating margin by 1 percentage point.

On December 1, 2006, Eaton acquired the remaining 50% ownership in Schreder-Hazemeyer, a Belgium manufacturer of low- and medium-voltage electrical distribution switchgear. This business had sales of $9 in 2006.

On September 14, 2006, the Company acquired Senyuan International Holdings Limited, a China-based manufacturer of vacuum circuit breakers and other electrical switchgear components. This business had sales of $47 in 2005.

On March 24, 2006, Eaton acquired Marina Power Lighting, a U.S. manufacturer of marine duty electrical distribution products. This business had sales of $11 in 2005.

Fluid Power

	2006	2005	Increase
Net sales	$3,983	$3,240	23%
Operating profit	422	339	24%
Operating margin	10.6%	10.5%	

Sales of the Fluid Power segment grew 23% in 2006 of which 16% was from acquisitions of businesses, 6% from organic growth and 1% from foreign exchange. Acquisitions of businesses in 2006 included the Ronningen-Petter filtration business acquired in September and the Synflex thermoplastic hose and tubing business acquired in March, as described below. Acquisitions of businesses in 2005 included the aerospace operations of PerkinElmer, Inc., the aerospace fluid and air division of Cobham plc, the Hayward industrial filtration business, and the Winner hydraulic hose fittings and adapters business. Growth in the global hydraulics markets in 2006 was driven by continued investment in industrial and construction equipment worldwide. Fluid Power markets grew 6% compared to 2005, with global hydraulics shipments up 6%, commercial aerospace markets up 13%, defense aerospace markets up 1%, and European automotive production up 2%.

Operating profit rose 24% in 2006. The increase in operating profit was due to growth in sales, continued productivity improvements, price increases, the benefits of integrating acquired businesses, and favorable business mix. These improvements in operating profit were partially offset by net costs of the Excel 07 program, higher acquisition integration charges, and higher prices paid for raw materials, supplies and basic metals. Operating profit in 2006 was reduced by net costs of $23 related to the Excel 07 program, which reduced the operating margin by 0.6%. Operating profit in 2006 was also reduced by acquisition charges of $23 compared to charges of $7 in 2005, reducing operating margin by 0.6% in 2006 and 0.2% in 2005. The charges in 2006 primarily related to the acquired operations of Synflex, PerkinElmer, Cobham, Hayward, Winner, and Walterscheid. The charges in 2005 largely related to the Boston Weatherhead fluid power business. The incremental operating margin in 2006 was 11%. Net costs of the Excel 07 program and acquisition integration charges lowered the incremental operating margin on overall sales growth by 5 percentage points. The operating margin for acquired businesses was 14%.

On September 5, 2006, the Company acquired the Ronningen-Petter business unit of Dover Resources, Inc., a producer of industrial fine filtration systems. This business had sales of $31 in 2005.

On March 31, 2006, Eaton acquired the Synflex business unit of Saint-Gobain Performance Plastics Corporation. This business manufactures thermoplastic hose and tubing. This business had sales of $121 in 2005.

Truck

	2006	2005	Increase (Decrease)
Net sales	$2,520	$2,288	10%
Operating profit	448	453	(1%)
Operating margin	17.8%	19.8%	

The Truck segment posted increased sales in 2006 of 10% compared to 2005. Of the sales increase in 2006, 8% was due to organic growth and 2% from foreign exchange. Organic growth was attributable to strong end-market demand, primarily in North American heavy-duty truck production, which rose 11% in 2006 to 378,000 units. North American medium-duty production was up 8% compared to 2005, European truck production was up 5%, and Brazilian vehicle production was up 2%.

Operating profit decreased 1% in 2006 primarily due to net costs of the Excel 07 program, partially offset by operating profit generated by growth in sales. Operating profit in 2006 was reduced by net costs of $60 related to the Excel 07 program, which reduced the operating margin by 2.4%, and by an adjustment to Brazilian inventories in 2006. The Excel 07 costs included costs related to the closing of the heavy-duty truck transmission plant in Manchester, United Kingdom. Operating profit in 2006 and 2005 was also reduced by acquisition integration charges of $5 and $4, respectively, related to the Pigozzi agricultural powertrain business, which reduced the operating margin by 0.2% in 2006 and 2005. Net costs of the Excel 07 program and acquisition integration charges lowered the incremental operating margin in 2006 by 26 percentage points.

On October 26, 2006, the Company acquired the diesel fuel processing technology, research and development facility and associated business assets of Catalytica Energy Systems Inc. Catalytica, which had no sales at the time of the acquisition, is engaged in the design and development of emission control solutions for trucks.

On September 29, 2006, Eaton announced the closure in 2006 of its heavy-duty truck transmission manufacturing plant in Manchester, United Kingdom. Aggregate estimated pretax charges associated with this closure were $25. Total costs consisted of cash charges of $16 for severance costs, charges of $3 related to pension costs, and $6 for other costs. This facility had 299 employees.

Automotive

	2006	2005	(Decrease)
Net sales	$1,545	$1,588	(3%)
Operating profit	124	207	(40%)
Operating margin	8.0%	13.0%	

Sales of the Automotive segment decreased 3% in 2006. The reduction in sales reflected a 6% drop in sales volume, offset by a 2% increase from acquisitions of businesses and a 1% increase due to foreign exchange. The decline in sales was primarily due to North American automotive production declining by 3% in 2006 compared to 2005, while European production was up 2%. Sales were also affected by the continued loss in market share of domestic automobile manufacturers. The decrease in sales reflected the full year effect of acquisitions of businesses in 2005, which included the Tractech traction control business and the Morestana engine lifters business.

The 40% decrease in operating profit in 2006 was largely due to net costs of $52 related to the Excel 07 program, which reduced the operating margin by 3.4%. The decline in operating profit also reflected lower automotive production volumes in North America and Europe. Operating profit in 2006 was also affected by acquisition integration charges of $5 compared to charges of $4 in 2005, which reduced the operating margin by 0.3% in 2006 and 2005. These charges related to the acquired operations of Tractech and Morestana.

On September 29, 2006, Eaton announced its engine valve actuation manufacturing plant in Saginaw, Michigan would close by second half 2008. Aggregate estimated pretax charges associated with this closure were expected to be approximately $21. Total costs consist of cash charges of $3 for severance costs, charges of $4 related to pension costs, $4 for the write-down of fixed capital, and $10 for other costs. This facility had 277 employees.

On September 25, 2006, the Company announced the closure in 2006 of its engine valve manufacturing plant in Montornes del Valles, Spain. Aggregate pretax charges associated with this closure were $21. Total costs consisted of cash charges of $15 for severance costs, $2 for the write-down of fixed capital, and $4 for other costs. This facility had 154 employees.

As part of the Excel 07 program, in the third quarter of 2006, certain businesses of the Automotive segment were sold for $64, resulting in a $35 after-tax gain. The gain on sale of these businesses, and other operating results of these businesses, were reported as Discontinued operations in the Statement of Consolidated Income.

Corporate

Amortization of intangible assets of $51 in 2006 increased from $30 in 2005 due to amortization of intangible assets associated with recently acquired businesses.

Pension and other postretirement benefit expense included in Corporate increased to $152 in 2006 from $120 in 2005. This increase primarily resulted from the lowering of the discount rate associated with pension and other postretirement benefit liabilities at year-end 2005, and the impact of increased settlement costs in 2006.

Effective January 1, 2006, in accordance with SFAS No.123(R), "Share-Based Payment," Eaton began to record compensation expense under the "fair-value-based" method of accounting for stock options granted to employees and directors. Pretax expense for stock options was $27 in 2006. This change in accounting is further explained in "Stock Options" in the Notes to the Consolidated Financial Statements.

QUARTERLY DATA

(Millions except for per share data)	Quarter ended in 2007 Dec. 31	Sept. 30	June 30	Mar. 31	Quarter ended in 2006 Dec. 31	Sept. 30	June 30	Mar. 31
Continuing operations								
Net sales	$ 3,374	$ 3,298	$ 3,248	$ 3,113	$ 3,068	$ 3,083	$ 3,125	$ 2,956
Gross profit	946	917	902	886	794	794	863	832
Percent of net sales	28.0%	27.8%	27.8%	28.5%	25.9%	25.8%	27.6%	28.2%
Income before income taxes	259	263	256	263	234	221	269	245
Income after income taxes	$ 252	$ 238	$ 240	$ 229	$ 237	$ 210	$ 248	$ 202
Income (loss) from discontinued operations	4	20	6	5	4	38	5	6
Net income	$ 256	$ 258	$ 246	$ 234	$ 241	$ 248	$ 253	$ 208
Net income per Common Share outstanding assuming dilution								
Continuing operations	$ 1.67	$ 1.59	$ 1.60	$ 1.53	$ 1.56	$ 1.38	$ 1.60	$ 1.32
Discontinued operations	.04	.12	.04	.03	.03	.24	.04	.04
	$ 1.71	$ 1.71	$ 1.64	$ 1.56	$ 1.59	$ 1.62	$ 1.64	$ 1.36
Net income per Common Share basic								
Continuing operations	$ 1.71	$ 1.62	$ 1.63	$ 1.56	$ 1.59	$ 1.40	$ 1.63	$ 1.35
Discontinued operations	.03	.13	.04	.03	.03	.25	.04	.03
	$ 1.74	$ 1.75	$ 1.67	$ 1.59	$ 1.62	$ 1.65	$ 1.67	$ 1.38
Cash dividends paid per Common Share	$ .43	$ .43	$ .43	$ .43	$ .39	$ .39	$ .35	$ .35
Market price per Common Share								
High	$ 101.26	$ 102.55	$ 94.15	$ 85.53	$ 78.38	$ 74.86	$ 78.89	$ 73.29
Low	85.29	85.12	83.85	73.80	69.53	63.00	69.80	64.48

Earnings per Common Share for the four quarters in a year may not equal full year earnings per share.

TEN-YEAR CONSOLIDATED FINANCIAL SUMMARY

(Millions except for per share data)	2007	2006	2005	2004	2003	2002	2001	2000	1999	1998
Continuing operations										
Net sales	$13,033	$12,232	$10,874	$ 9,547	$ 7,796	$ 6,983	$ 7,092	$ 8,103	$ 7,789	$ 6,162
Income before income taxes	1,041	969	964	749	463	364	249	520	911	580
Income after income taxes	$ 959	$ 897	$ 783	$ 626	$ 356	$ 258	$ 150	$ 342	$ 582	$ 406
Percent of net sales	7.4%	7.3%	7.2%	6.6%	4.6%	3.7%	2.1%	4.2%	7.5%	6.6%
Income (loss) from discontinued operations	35	53	22	22	30	23	19	111	35	(57)
Net Income	$ 994	$ 950	$ 805	$ 648	$ 386	$ 281	$ 169	$ 453	$ 617	$ 349
Net income per Common Share assuming dilution										
Continuing operations	$ 6.38	$ 5.87	$ 5.08	$ 3.99	$ 2.36	$ 1.80	$ 1.07	$ 2.36	$ 3.94	$ 2.79
Discontinued operations	.24	.35	.15	.14	.20	.16	.13	.76	.24	(.39)
	$ 6.62	$ 6.22	$ 5.23	$ 4.13	$ 2.56	$ 1.96	$ 1.20	$ 3.12	$ 4.18	$ 2.40
Average number of Common Shares outstanding assuming dilution	150.3	152.9	154.0	157.1	150.5	143.4	141.0	145.2	147.4	145.4
Net income per Common Share basic										
Continuing operations	$ 6.51	$ 5.97	$ 5.21	$ 4.10	$ 2.40	$ 1.82	$ 1.08	$ 2.39	$ 4.02	$ 2.85
Discontinued operations	.24	.35	.15	.14	.21	.17	.14	.77	.24	(.40)
	$ 6.75	$ 6.32	$ 5.36	$ 4.24	$ 2.61	$ 1.99	$ 1.22	$ 3.16	$ 4.26	$ 2.45
Average number of Common Shares outstanding basic	147.3	150.2	150.2	153.1	147.9	141.2	138.8	143.6	145.0	142.8
Cash dividends paid per Common Share	$ 1.72	$ 1.48	$ 1.24	$ 1.08	$ .92	$ .88	$ .88	$ .88	$ .88	$ .88
Total assets	$13,430	$11,417	$10,218	$ 9,075	$ 8,223	$ 7,138	$ 7,646	$ 8,180	$ 8,342	$ 5,570
Long-term debt	2,432	1,774	1,830	1,734	1,651	1,887	2,252	2,447	1,915	1,191
Total debt	3,417	2,586	2,464	1,773	1,953	2,088	2,440	3,004	2,885	1,524
Shareholders' equity	5,172	4,106	3,778	3,606	3,117	2,302	2,475	2,410	2,624	2,057
Shareholders' equity per Common Share	$ 35.42	$ 28.07	$ 25.44	$ 23.52	$ 20.37	$ 16.30	$ 17.80	$ 17.64	$ 17.72	$ 14.34
Common Shares outstanding	146.0	146.3	148.5	153.3	153.0	141.2	139.0	136.6	148.0	143.4

DIRECTORS AND OFFICERS

DIRECTORS

Christopher M. Connor [2,4]

Chairman and Chief Executive Officer, The Sherwin-Williams Company, Cleveland, OH, a manufacturer of paint, architectural coatings, industrial finishes and associated supplies

Michael J. Critelli [2*,3]

Executive Chairman, Pitney Bowes Inc., Stamford, CT, a provider of mailstream solutions

Alexander M. Cutler [5*]

Chairman and Chief Executive Officer; President, Eaton Corporation, Cleveland, OH, a diversified industrial manufacturer

Charles E. Golden [1*,3]

Retired. Former Executive Vice President and Chief Financial Officer, Eli Lilly and Company, Indianapolis IN, a pharmaceutical company

Ernie Green [1,3]

President and Chief Executive Officer, Ernie Green Industries, Inc., Dayton, OH, a manufacturer of automotive components

Ned C. Lautenbach [1,4*]

Partner, Clayton, Dubilier & Rice, Inc., New York, NY, a private equity investment firm specializing in management buyouts

Deborah L. McCoy [2,3]

Independent consultant. Former Senior Vice President, Flight Operations, Continental Airlines, Inc., Houston, TX, a commercial airline

John R. Miller [2,4]

Chairman of the Board of SIRVA, Inc., Westmont IL, a provider of relocation and moving solutions, and of Graphic Packaging Corporation, Marietta, GA, a provider of paperboard packaging solutions

Gregory R. Page [2,3*]

Chairman and Chief Executive Officer, Cargill, Incorporated, Minneapolis, MN, an international marketer, processor and distributor of agricultural, food, financial and industrial products and services

Victor A. Pelson [1,4]

Retired. Former Executive Vice President, Chairman of the Global Operations Team and Director, AT&T, Basking Ridge, NJ, a provider of telecommunications

Gary L. Tooker [1,4]

Independent consultant. Former Chairman of the Board, Chief Executive Officer and Director, Motorola, Inc., Schaumburg, IL, a manufacturer of electronics equipment

Each of the non-employee directors serves a four-month term on the Executive Committee. Alexander M. Cutler serves a 12-month term as Committee Chair.

April 26, 2007 through August 31, 2007	September 1, 2007 through December 31, 2007	January 1, 2008 through April 23, 2008
M. J. Critelli	C. M. Connor	C. E. Golden
E. Green	N. C. Lautenbach	D. L. McCoy
G. R. Page	V. A. Pelson	J. R. Miller
		G. L. Tooker

[1] Audit Committee
[2] Compensation and Organization Committee
[3] Finance Committee
[4] Governance Committee
[5] Executive Committee
* Denotes Committee Chair

OFFICERS

Alexander M. Cutler
Chairman and Chief Executive Officer; President

Richard H. Fearon
Executive Vice President–Chief Financial and Planning Officer

Craig Arnold
Senior Vice President and President–Fluid Power Group

Randy W. Carson
Senior Vice President and President–Electrical Group

Scott L. King
Senior Vice President and President–Automotive Group

James E. Sweetnam
Senior Vice President and President–Truck Group

Alfonso B. Acevedo
Vice President–Latin America and the Caribbean

William W. Blausey, Jr.
Vice President–Chief Information Officer

Susan J. Cook
Vice President–Human Resources

Kenneth F. Davis
Vice President and President–Light and Medium-Duty Transmission Operations

William B. Doggett
Vice President–Public and Community Affairs

Joao V. Faria
Vice President and President–Powertrain and Specialty Controls Operations

Earl R. Franklin
Vice President and Secretary

Scott A. Gray
Vice President–Corporate Quality

Thomas S. Gross
Vice President and President–Power Quality Solutions Operations

William C. Hartman
Vice President–Investor Relations

Richard D. Holder
Vice President–Eaton Business System

Curtis J. Hutchins
Vice President and President–Heavy-Duty Transmission Operations

Jeffrey M. Krakowiak
Vice President–Corporate Sales and Marketing

Jean-Pierre Lacombe
Vice President–Europe

James W. McGill
Vice President–Asia/Pacific

Donald J. McGrath, Jr.
Vice President–Communications

Mark M. McGuire
Vice President and General Counsel

John S. Mitchell
Vice President–Taxes

Jeffrey M. Moelich
Vice President–Internal Audit

Bradley J. Morton
Vice President and President–Aerospace Operations

Joseph P. Palchak
Vice President and President–Engine Air Management Operations

Billie K. Rawot
Vice President and Controller

Ken D. Semelsberger
Vice President–Corporate Development and Treasury

Yannis P. Tsavalas
Vice President and Chief Technology Officer

William R. VanArsdale
Vice President and President–Hydraulics Operations

Jerry R. Whitaker
Vice President and President–Power Component and Systems Operations

Joseph L. Wolfsberger
Vice President–Environment, Health and Safety

As of February 15, 2008

SHAREHOLDER INFORMATION

Address

Eaton Corporation, Eaton Center, 1111 Superior Avenue, Cleveland, OH 44114-2584
216.523.5000 www.eaton.com

Annual Meeting

The company's 2008 annual meeting of shareholders will be held at 10:30 a.m. Eastern Time, on Wednesday, April 23, 2008, at Eaton Center, 1111 Superior Avenue, Cleveland, OH. Formal notice of the meeting, a proxy statement and proxy form will be mailed to each shareholder of record on or about March 14, 2008.

Annual Report on Form 10-K and Other Financial Reports

Any shareholder may obtain at no charge a copy of Eaton's Annual Report on Form 10-K for 2007, as filed with the Securities and Exchange Commission, upon written request to the Investor Relations Office at the Eaton Corporation address shown above. The Annual Report on Form 10-K and other public financial reports are also available on Eaton's Web site at www.eaton.com.

Annual Certifications

The most recent certifications required by Section 302 of the Sarbanes-Oxley Act of 2002 were filed as Exhibits 31.1 and 31.2 to Eaton's Annual Report on Form 10-K for 2007. Additionally, Eaton submitted to the New York Stock Exchange its 2007 Chief Executive Officer Certification regarding Eaton's compliance with the corporate governance listing standards of the Exchange.

Quarterly Financial Releases

Eaton's financial results are available approximately two weeks after the end of each quarter. Releases are available on Eaton's Web site at www.eaton.com. Copies may also be obtained by calling 216.523.4254.

Common Shares

Listed for trading: New York and Chicago stock exchanges (Ticker Symbol: ETN)

Annual Report to Shareholders

Eaton Corporation's 2007 Annual Report to Shareholders is available online at www.eaton.com/annualreport.

Transfer Agent, Registrar, Dividend Disbursement Agent and Dividend Reinvestment Agent

BNY Mellon Shareowner Services
First Class/Registered Mail: P.O. Box 358015, Pittsburgh, PA 15252-8015
Courier Packages: 480 Washington Boulevard, Jersey City, NJ 07310-1900
Toll-free: 888.597.8625 201.680.6578 (outside the U.S.)
TDD: 800.231.5469 (hearing impaired inside the U.S.) TDD: 201.680.6610 (hearing impaired outside the U.S.) BNY Mellon Shareowner Services may also be contacted via its Web site at www.bnymellon.com/shareowner/isd

Dividend Reinvestment and Direct Stock Purchase Plan

A dividend reinvestment plan is available at no charge to shareholders of record of Eaton Common Shares. Through the plan, shareholders of record may buy additional shares by reinvesting their cash dividends or investing additional cash up to $60,000 per year. Also, new investors may buy Eaton shares under this plan. Interested shareholders of record or new investors should contact BNY Mellon Shareowner Services, as shown above.

Direct Deposit of Dividends

Shareholders of record may have their dividends directly deposited to their bank accounts. Interested shareholders of record should contact BNY Mellon Shareowner Services, as shown above.

Investor Relations Contact

Investor inquiries may be directed to Eaton at 888.328.6647.

Charitable Contributions

A report of Eaton's charitable contributions is available on Eaton's Web site at www.eaton.com.

END NOTES **INSIDE FRONT COVER:** "The demand for electricity...is expected to double by 2030." Source: International Energy Agency, *World Energy Outlook 2007.* **PAGE 8:** "In the U.S. alone, data centers consumed more than 61 billion kilowatt hours of electricity in 2007—roughly equal to 5.8 million households." Source: U.S. Environmental Protection Agency, *Report to Congress on Server and Data Center Energy Efficiency.* August, 2007. **PAGE 12:** "In fact, one of the world's leading aerospace companies predicts that air cargo traffic will rise 5 percent...creating significant demand for new planes." Source: Boeing, *Current Market Outlook 2007.*



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Eaton Corporation
Eaton Center
1111 Superior Avenue
Cleveland, OH 44114-2584
www.Eaton.com

END

EATON